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FILED PURSUANT TO 424(b)(3)
REGISTRATION #333-86234

SUPPLEMENT NO. 1, DATED APRIL 7, 2004
TO THE PROSPECTUS DATED MARCH 5, 2004
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement provides information that is an addition to the sections entitled "Investment Objective and Criteria—Joint Venture Investments," "Real Estate Investments-Properties" and "Description of Securities—Business Combination and Control Share Acquisitions." This supplement also provides information which replaces the sections entitled "Suitability Standards," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Financial Statements-Audited Financial Information," of the prospectus.

SUITABILITY STANDARDS

This information is considered a replacement of this section.

        The shares we are offering are suitable only as a long-term investment for persons of adequate financial means. Initially, we do not expect to have a public market for the common stock, which means that it may be difficult for you to sell your shares. You should not buy these shares if you need to sell them immediately or will need to sell them quickly in the future.

        Our advisor and those selling shares on our behalf shall make every reasonable effort to determine that the purchase of common stock is a suitable and appropriate investment for each investor based on information obtained by those selling shares on our behalf concerning the investor's financial situation and investment objectives. In consideration of these factors, we have established suitability standards for initial shareholders and subsequent transferees. Those selling shares on our behalf will determine that each purchaser of common stock satisfy these standards. These suitability standards require that a purchaser of common stock have either:

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  A net worth of at least $150,000; or

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  A gross annual income of at least $45,000 and a net worth of at least $45,000.

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  For purposes of determining suitability, net worth shall exclude the value of an investor's home, furnishings and automobiles.

        The minimum purchase is 200 shares ($2,000), except in certain states as described below. In order to satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in common stock of Dividend Capital Trust will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

        The minimum purchase for Maine, Minnesota, New York and North Carolina residents is 250 shares ($2,500), except for IRAs and other qualified retirement plans which must purchase a minimum of 200 shares ($2,000).

        Purchases of common stock pursuant to our distribution reinvestment plan may be in amounts less than set forth above.

        Several states have established suitability standards different from those we have outlined. Shares will be sold only to investors in these states who meet the special suitability standards set forth below.

  Arizona, California, Iowa, Kansas, Michigan, Missouri, North Carolina, Oregon and Tennessee—Investors must have either (1) a net worth of at least $225,000 or (2) gross annual income of $60,000 and a net worth of at least $60,000.

  Maine—Investors must have either (1) a net worth of at least $200,000 or (2) gross annual income of $50,000 and a net worth of at least $50,000.

  Kansas, Michigan, Ohio and Pennsylvania—In addition to our suitability requirements, investors must have a net worth of at least ten times their investment in Dividend Capital Trust.

        In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the common stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in our common stock, our investment objectives and the relative illiquidity of our common stock, shares of Dividend Capital Trust are an appropriate investment for each shareholder. Each participating broker-dealer must make every reasonable effort to determine that the purchase of shares is a suitable and appropriate investment for each shareholder based on information provided by the shareholder in the Subscription Agreement. Each participating broker-dealer is required to maintain for six years records of the information used to determine that an investment in the shares is suitable and appropriate for a shareholder.

RISK FACTORS

This information is considered a replacement of this section.

        Your purchase of common stock involves a number of risks. In addition to other risks discussed in this prospectus, you should specifically consider the following:

INVESTMENT RISKS

We have a limited operating history.

        Dividend Capital Trust was formed in April 2002 in order to invest primarily in industrial real estate properties. We have a limited history of operations and a limited portfolio of properties which you are able to evaluate in making a decision to purchase our common stock.

There is no public trading market for your shares.

        There is no current public market for the common stock and we have no obligation or immediate plans to apply for quotation or listing in any public securities market. Although in the future we will consider opportunities to establish a public market for our common stock, there can be no assurance that a public market will ever exist. It will therefore be very difficult for you to sell your shares promptly or at all. Even if you are able to sell your shares, the absence of a public market may cause the price received for any common stock sold to be less than the proportionate value of the real estate we own or less than the price you paid. Therefore, you should purchase the common stock only as a long-term investment. (See the "Description of Securities—Share Redemption Program" section of this prospectus).

We currently utilize our Advisor for selection of properties and we rely on our board of directors for ultimate approval of the investment of offering proceeds.

        Our ability to pay distributions and achieve our other investment objectives is partially dependent upon the performance of our Advisor in the acquisition of real estate properties, the selection of tenants and the determination of any financing arrangements. Our board of directors, which must approve all property acquisitions, will have broad discretion to monitor the performance of our Advisor as well as to determine the manner in which the net offering proceeds are invested. Our board of directors may delegate to our investment committee, which is comprised of three directors, two of whom are independent directors, the authority to approve individual property acquisitions of up to $25 million. All acquisitions in excess of $25 million must be approved by our board of directors, including a majority of the independent directors. As a result, you must rely on our Advisor to identify properties and propose transactions and on the board of directors to oversee and approve such transactions. (See "Management").

Dividends payable by REITs do not qualify for the reduced tax rates under recently enacted tax legislation.

        Recently enacted tax legislation generally reduces the maximum tax rate for dividends payable by corporations to individuals to 15% through 2008. Dividends payable by REITs, however, generally continue to be taxed at the normal rate applicable to the individual recipient, rather than the 15% preferential rate. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock. (See "Federal Income Tax Considerations—Taxation of Taxable U.S. Shareholders—Distributions Generally").

We depend on key personnel.

        Our success depends to a significant degree upon the continued contributions of certain key personnel, including James Mulvihill, Thomas Wattles and Evan Zucker, each of whom would be difficult to replace. We do not have employment agreements with any of our key personnel, and we currently do not have key man life insurance on any person. If any of our key personnel were to cease employment with us, our operating results could suffer. We also believe that our future success depends, in large part, upon our ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such skilled personnel. (See "Management").

Our Advisor will face conflicts of interest relating to time management.

        Our Advisor is currently pursuing other business opportunities with third parties. Managers of our Advisor are currently engaged in other real estate activities, including acquisition and development of commercial and residential real estate in the United States and Mexico. We are not able to estimate the amount of time that managers of our Advisor will devote to our business. As a result, managers of our Advisor may have conflicts of interest in allocating their time between our business and these other activities. During times of intense activity in other programs and ventures, the time they devote to our business may decline and be less than we would require. We expect that as our real estate activities expand, our Advisor may attempt to hire additional employees who would devote substantially all of their time to the business of Dividend Capital Trust and its affiliates. However, there can be no assurance that our Advisor will devote adequate time to our business activities. See "Conflicts of Interest" section of this prospectus for a discussion of the other activities and real estate interests of our Advisor's affiliates. (See "Conflicts of Interest").

Our Advisor may face conflicts of interest relating to the purchase and leasing of properties.

        We may be buying properties at the same time as other entities that are affiliated with our Advisor are buying properties. There is a risk that our Advisor will choose a property that provides lower returns to us than a property purchased by another entity affiliated with our Advisor. We may acquire properties in geographic areas where other affiliates of our Advisor own properties. If one of the entities affiliated with our Advisor attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays in locating another suitable tenant. See the "Conflicts of Interest" section of this prospectus. (See "Conflicts of Interest—Competition").

Our Advisor will face conflicts of interest relating to joint ventures with affiliates.

        We may enter into joint ventures with third parties, including entities that are affiliated with our Advisor, for the acquisition, development and improvement of properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons.

Such investments may involve risks not otherwise present with a direct investment in real estate, including, for example:

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  The possibility that our venture partner, co-tenant or partner in an investment might become bankrupt;

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  That such venture partner, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals; or

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  That such venture partner, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

        Actions by such a venture partner or co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.

        Under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture and decrease potential returns to you. In the event that a venture partner has a right of first refusal to buy out the other partner, it may be unable to finance such buy-out at that time. It may also be difficult for us to sell our interest in any such joint venture or partnership or as a co-tenant in property. In addition, to the extent that our venture partner or co-tenant is an affiliate of our Advisor, certain conflicts of interest will exist. (See "Conflicts of Interest—Joint Ventures with Affiliates of our Advisor").

Our dealer manager was recently formed and has not participated in similar offerings.

        Our dealer manager was formed in December 2001 and it has not participated in any securities offering other than our initial public offering. Our dealer manager has entered into agreements with broker-dealers pursuant to which those firms will sell our common stock in this offering. Should our dealer manager be unable to maintain agreements with a significant group of broker-dealers, then we may be unable to sell a significant number of shares. If we do not sell a significant number of shares then we will likely acquire a limited number of properties and will not achieve significant diversification of our property holdings. Because our dealer manager has limited experience in prior offerings, it may be difficult to evaluate its ability to manage this offering.

A limit on the number of shares a person may own may discourage a takeover or business combination.

        Our articles of incorporation restrict direct or indirect ownership by one person or entity to no more than 9.8% of the outstanding shares of any class or series of our stock. This restriction may discourage a change of control of Dividend Capital Trust and may deter individuals or entities from making tender offers for common stock on terms that might be financially attractive to shareholders or which may cause a change in our management. This ownership restriction may also prohibit business combinations that would have otherwise been approved by our board of directors and shareholders. (See "Description of Securities—Restriction on Ownership of Common Stock").

You are limited in your ability to sell your shares pursuant to the share redemption program.

        Our share redemption program may provide you with a limited opportunity to redeem your shares after you have held them for a period of one year. However, our board of directors reserves the right to suspend or terminate the share redemption program at any time. In addition, our share redemption program contains certain restrictions and limitations. Common stock may be redeemed quarterly on a pro rata basis. Subject to funds being available, the number of shares redeemed during any calendar year will be limited to the lesser of (1) three percent (3%) of the weighted average number of shares outstanding during the prior calendar year, and (2) that number of shares we can redeem with the proceeds we receive from the sale of common stock under our distribution reinvestment plan. Therefore, in making a decision to purchase our common stock, you should not assume that you will be able to sell any of your shares back to us pursuant to our share redemption program. (See "Description of Securities—Share Redemption Program").

We established the offering price on an arbitrary basis.

        Our board of directors arbitrarily determined the selling price of the common stock and such price bears no relationship to property appraisals or to any established criteria for valuing issued or outstanding common stock.

If we have not listed our stock for public trading or created an alternative liquidity event for our shareholders by February 2013, then we will take steps to liquidate our assets.

        If we have not listed our common stock on a national securities exchange or over-the-counter market or created an alternative liquidity event for our shareholders by February 2013, our articles of incorporation require us to begin selling our properties and other assets and to distribute the net proceeds to our shareholders. Various economic and political conditions existing at the time we liquidate our assets may adversely affect our ability to sell assets at favorable prices. As a result, there can be no assurance that we would be able to sell our assets at prices which are consistent with our estimate of the fair market value of our properties or that would provide our stockholders with any particular return. (See "Questions and Answers About this Offering—If I buy common stock in this offering, how may I later sell it?").

Your interest in Dividend Capital Trust may be diluted if we issue additional common stock.

        Our shareholders do not have preemptive rights to any common stock issued by Dividend Capital Trust in the future. Therefore, in the event that we (1) sell common stock in the future, including those issued pursuant to the distribution reinvestment plan, (2) sell securities that are convertible into common stock, (3) issue common stock in a private offering to institutional investors, (4) issue shares of common stock upon the exercise of the options granted to our independent directors or employees of our Advisor and our property manager or the warrants to be issued to participating broker-dealers, or (5) issue common stock to sellers of properties acquired by us in connection with an exchange of limited partnership interests in our operating partnership, existing shareholders and investors purchasing shares in this offering will experience dilution of their percentage ownership in Dividend Capital Trust. Depending on the terms of such transactions, most notably the offer price per share, which may be less than the price paid per share in this offering, and the value of our properties, existing shareholders might also experience a dilution in the book value per share of their investment in Dividend Capital Trust. (See "Description of Securities").

Payment of fees to our Advisor and its affiliates will reduce cash available for investment and distribution.

        Our Advisor and its affiliates will perform services for us in connection with the offer and sale of the common stock, the selection and acquisition of our properties, and the management and leasing of our properties. They will be paid substantial fees for these services, which will reduce the amount of cash available for investment in properties and distribution to shareholders. We estimate 8.8% of gross proceeds, including shares issued pursuant to our distribution reinvestment plan, will be paid to our advisor, its affiliates and third parties for up-front fees and expenses associated with the offer and sale of our common stock. (See "Management—Management Compensation").

The availability and timing of cash distributions is uncertain.

        We expect to pay quarterly dividends to our shareholders. However, we bear all expenses incurred in our operations, which are deducted from cash funds generated by operations prior to computing the amount of cash dividends to be distributed to our shareholders. In addition, our board of directors, in its discretion, may retain any portion of such funds for working capital. We cannot assure you that sufficient cash will be available to pay dividends to you.

We are uncertain of our sources for funding our future capital needs.

        Substantially all of the gross offering proceeds will be used for investment in properties and for payment of various fees and expenses. (See the "Estimated Use of Proceeds" section of this prospectus). In addition, we do not anticipate that we will maintain any permanent working capital reserves. Accordingly, in the event that we develop a need for additional capital in the future for the improvement of our properties or for any other reason, we cannot assure you that such sources of funding will be available to us.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay dividends.

        Our ability to achieve our investment objectives and to pay dividends depends upon the performance of our Advisor in the acquisition of our investments and the determination of any financing arrangements and upon the performance of our property managers in the selection of tenants and negotiation of leasing arrangements. Except for the investments described in one or more supplements to this prospectus or incorporated into this prospectus, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the management abilities of our Advisor, the property managers our Advisor selects and the oversight of our board of directors. We cannot be sure that our Advisor will be successful in obtaining suitable investments on financially attractive terms or that, if our Advisor makes investments on our behalf, our objectives will be achieved. The more money we raise in this offering, the greater will be our challenge to invest all of the net offering proceeds on attractive terms. Therefore, the large size of this offering increases the risk that we may pay too much for real estate acquisitions. If we, through our Advisor, are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term, investment-grade investments (which are not likely to earn as high a return as we expect to earn on our real estate investments) and may, ultimately, liquidate. In such an event, our ability to pay dividends to our stockholders would be adversely affected. (See "Investment Objectives and Criteria—Acquisition and Investment Policies").

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

        Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price to holders of our common stock. (See "Description of Securities—Preferred Stock").

Our management has broad control over our operations and you will have limited control over changes in our policies and operations.

        Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification, distributions and material acquisitions of properties of businesses (including the business of our Adviser or Property Manager). Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks you face as a stockholder. (See "Management—General").

Adverse economic and geopolitical conditions could negatively affect our returns and profitability.

        Recent geopolitical events have exacerbated the general economic slowdown that has affected the nation as a whole and the local economies where our properties may be located. Among others, the following market and economic challenges may adversely affect our operating results:

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  poor economic times may result in tenant defaults under leases;

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  job transfers and layoffs may increase vacancies;

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  maintaining occupancy levels may require increased concessions or reduced rental rates; and

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  increased insurance premiums, resulting in part from the increased risk of terrorism, may reduce funds available for distribution or, to the extent we can pass such increases through to tenants, may lead to tenant defaults. Increased insurance premiums also may make it difficult to increase rents to tenants on turnover, which may adversely affect our ability to increase our returns.

        Our operations could be negatively affected to the extent that an economic downturn is prolonged or becomes more severe.

Actions of our joint venture partners could negatively impact our performance.

        We are likely to enter into joint ventures with third parties to acquire, develop or improve properties. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment in real estate, including, but not limited to:

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  the possibility that our co-venturer, co-tenant or partner in an investment might become bankrupt;

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  that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals; or

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  that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives.

        Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce your returns. (See "Investment Objectives and Criteria—Joint Venture Investments").

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay dividends to our stockholders.

        We have incurred indebtedness and expect that we will incur additional indebtedness in the future. Interest we pay reduces our cash available for distributions. Additionally, when we incur variable rate debt, increases in interest rates increases our interest costs, which reduces our cash flows and our ability to pay dividends to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments. We have incurred indebtedness and expect that we will incur additional indebtedness in the future. Interest we pay reduces our cash available for distributions. Additionally, when we incur variable rate debt, increases in interest rates increases our interest costs, which reduces our cash flows and our ability to pay dividends to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments. (See "Investment Objectives and Criteria—Borrowing Policies and Related Indebtedness").

Your investment return may be reduced if we are required to register as an investment company under the investment company act.

        We are not registered as an investment company under the Investment Company Act of 1940. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act. These requirements include:

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  limitations on capital structure;

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  restrictions on specified investments;

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  prohibitions on transactions with affiliates; and

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  compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

        In order to maintain our exemption from regulation under the Investment Company Act of 1940, we must engage primarily in the business of buying real estate, and these investments must be made within a year after the offering ends. If we are unable to invest a significant portion of the proceeds of this offering in properties within one year of the termination of the offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns. This would reduce the cash available for distribution to investors and possibly lower your returns.

        To maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our strategy.

        If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Our derivative financial instruments used to hedge against interest rate fluctuations could reduce the overall returns on your investment.

        We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our properties. These instruments involve risk, such as the risk that counterparties may fail to perform under the terms of the derivative contract or that such arrangements may not be effective in reducing our exposure to interest rate changes. In addition, the possible use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75% or 95% REIT income test.

Our advisor may have conflicting fiduciary obligations if we acquire properties with its affiliates.

        Our advisor may cause us to acquire an interest in a property through a joint venture with its affiliates. In these circumstances, our advisor will have a fiduciary duty to both us and its affiliates participating in the joint venture. The resolution of this conflict of interest may cause our advisor to sacrifice our best interest in favor of the seller of the property and therefore, we may enter into a transaction that is not in our best interest. The resolution of this conflict of interest may negatively impact our financial performance. (See "Conflicts of Interest").

The fees we pay in connection with this offering were not determined on an arm's-length basis and therefore may not be on the same terms we could achieve from a third-party.

        The compensation paid to our advisor, dealer manager and other affiliates for services they provide us was not determined on an arm's-length basis. All agreements, contracts or arrangements with our affiliates were not negotiated at arm's length. Such agreements include, but are not limited to, the Advisory Agreement, the Dealer Manager Agreement and the Property Management and Leasing Agreement. These agreements may contain terms that are not in our best interest and may not otherwise be applicable if we entered into arm's-length agreements. See "Conflicts of Interest" for a discussion of various conflicts of interest. (See "Management—Management Compensation").

We cannot predict the amounts of compensation to be paid to our advisor and our other affiliates.

        Because the fees that we will pay to our advisor and our other affiliates are based in part on the level of our business activity, it is not possible to predict the amounts of compensation that we will be required to pay these entities. In addition, because key employees of our affiliates are given broad discretion to determine when to consummate a transaction, we rely on these key persons to dictate the level of our business activity. Fees paid to our affiliates will reduce funds available for distribution. Because we cannot predict the amount of fees due to these affiliates, we cannot predict precisely how such fees will impact our distributions. (See "Management—Management Compensation").

Our dealer manager, which is affiliated with us, has not made an independent review of us or the prospectus.

        Our dealer manager, Dividend Capital Securities LLC, is one of our affiliates and will not make an independent review of us or the offering. Accordingly, you do not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. In addition, a substantial portion of the proceeds of the offering will be paid to our dealer manager for managing the offering, including cash selling commissions, a marketing contribution and a due diligence expense allowance.

If we invest in a limited partnership as a general partner we could be responsible for all liabilities of such partnership.

        In some joint ventures or other investments we may make, if the entity in which we invest is a limited partnership, we may acquire all or a portion of our interest in such partnership as a general partner. As a general partner, we could be liable for all the liabilities of such partnership. Additionally, we may also be required to take our interests in other investments as a non-managing general partner as in the case of our initial investment. Consequently, we would be potentially liable for all such liabilities without having the same rights of management or control over the operation of the partnership as the managing general partner or partners may have. Therefore, we may be held responsible for all of the liabilities of an entity in which we do not have full management rights or control, and our liability may far exceed the amount or value of investment we initially made or then had in the partnership.

If we do not have sufficient capital resources from equity and debt financings for acquisitions of new properties or other assets because of our inability to retain earnings, our growth may be limited.

        In order to maintain our qualification as a REIT, we are required to distribute to our shareholders at least 90% of our net annual taxable income (excluding any net capital gain). This requirement limits our ability to retain income or cash flow from operations to finance the acquisition of new properties.

We will explore acquisition opportunities from time to time with the intention of expanding our operations and increasing our profitability. We anticipate that we will use debt and equity financing for such acquisitions because of our inability to retain significant earnings. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire new properties and expand our operations will be adversely affected.

Your investment may be subject to additional risks if we make international investments.

        We may purchase property located in Mexico and Canada. These investments may be affected by factors peculiar to the laws and business practices of the jurisdictions in which the properties are located. These laws may expose us to risks that are different from and in addition to those commonly found in the United States. Foreign investments could be subject to the following risks:

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  changing governmental rules and policies, including changes in land use and zoning laws;

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  enactment of laws relating to the foreign ownership of real property or mortgages and laws restricting the ability of foreign persons or companies to remove profits earned from activities within the country to the person's or company's country of origin;

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  variations in currency exchange rates;

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  adverse market conditions caused by terrorism, civil unrest and changes in national or local governmental or economic conditions;

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  the willingness of domestic or foreign lenders to make mortgage loans in certain countries and changes in the availability, cost and terms of mortgage funds resulting from varying national economic policies;

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  the imposition of unique tax structures and changes in real estate and other tax rates and other operating expenses in particular countries;

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  general political and economic instability;

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  Our limited experience and expertise in foreign countries relative to its experience and expertise in the United States; and

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  more stringent environmental laws or changes in such laws.

Our UPREIT structure may result in potential conflicts of interest.

        Persons holding units in our operating partnership have the right to vote on certain amendments to the Limited Partnership Agreement, as well as on certain other matters. Persons holding such voting rights may exercise them in a manner that conflicts with the interests of our shareholders. As general partner of the operating partnership, we will be obligated to act in a manner that is in the best interest of all partners of the operating partnership. Circumstances may arise in the future when the interest of limited partners in the operating partnership may conflict with the interests of our shareholders. For example, the timing and terms of dispositions of properties held by the operating partnership may result in tax consequences to certain limited partners and not to our shareholders. (See "The Partnership Agreement").

REAL ESTATE RISKS

General Real Estate Risks

        We will be subject to risks generally incident to the ownership of real estate, including:

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  Changes in general economic or local conditions;

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  Changes in supply of or demand for similar or competing properties in an area;

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  Bankruptcies, financial difficulties or lease defaults by our tenants;

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  Changes in interest rates and availability of permanent mortgage funds that may render the sale of a property difficult or unattractive or otherwise reduce the returns to shareholders;

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  Changes in tax, real estate, environmental and zoning laws;

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  Changes in the cost or availability of insurance, including coverage for mold or asbestos;

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  Periods of high interest rates and tight money supply;

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  Tenant turnover; and

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  General overbuilding or excess supply in the market area.

        For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties. (See "Investment Objectives and Criteria—Acquisition and Investment Policies").

Competition for investments may increase costs and reduce returns.

        We will compete for real property investments with pension funds and their advisors, bank and insurance company investment accounts, other real estate investment trusts, real estate limited partnerships, individuals and other entities engaged in real estate investment activities. Many other competitors have greater financial resources than us and a greater ability to borrow funds to acquire properties. Competition for investments may reduce the number of suitable investment opportunities available to us and may have the effect of increasing acquisition costs reducing the rents we can charge and, as a result, reducing your returns. The current market for acquisitions is extremely competitive.

A property that incurs a vacancy could be difficult to sell or re-lease.

        A property may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. Certain of our properties may be specifically suited to the particular needs of a tenant. We may have difficulty obtaining a new tenant for any vacant space we have in our properties. If the vacancy continues for a long period of time, we may suffer reduced revenues resulting in less cash dividends to be distributed to shareholders. In addition, the resale value of a property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property. (See "Investment Objectives and Criteria—Acquisition and Investment Policies").

We are dependent on tenants for our revenue.

        Certain of our properties are occupied by a single tenant. As a result, the success of those properties will depend on the financial stability of a single tenant. Lease payment defaults by tenants could cause us to reduce the amount of distributions to shareholders. A default by a tenant on its lease payments could force us to find an alternative source of revenue to pay any mortgage loan on the property. In the event of a tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may be unable to lease the property for the rent previously received or sell the property without incurring a loss. (See "Investment Objectives and Criteria—Terms of Leases and Tenant Creditworthiness").

We may not have funding for future tenant improvements.

        When a tenant at one of our properties does not renew its lease or otherwise vacates its space in one of our buildings, it is likely that, in order to attract one or more new tenants, we will be required to expend funds to construct new tenant improvements in the vacated space. Substantially all of our net offering proceeds will be invested in real estate properties, and while we intend to manage our cash position or financing availability to pay for any improvements required for releasing we cannot assure you that we will have adequate sources of funding available to us for such purposes in the future.

Uninsured losses relating to real property may adversely affect your returns.

        Our Advisor will attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. (See "Real Estate Investments—Insurance Coverage on Properties").

Development and construction of properties may result in delays and increased costs and risks.

        We may invest some of the net offering proceeds available for investment in the acquisition of raw land upon which we will develop and construct improvements at a fixed contract price. In any such projects we will be subject to risks relating to the builder's ability to control construction costs or to build in conformity with plans, specifications and timetables. The builder's failure to perform may result in legal action by us to rescind the purchase or construction contract or to enforce the builder's obligations. Performance may also be affected or delayed by conditions beyond the builder's control. Delays in completion of construction could also give tenants the right to terminate preconstruction leases for space at a newly developed project. We may incur additional risks when we make periodic progress payments or other advances to such builders prior to completion of construction. Each of those factors could result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects if they are not fully leased prior to the commencement of construction. Furthermore, the price we agree to for the land will be based on projections of rental income and expenses and estimates of construction costs as well as the fair market value of the property upon completion of construction. If our projections are inaccurate, we may pay too much for the land and fail to achieve our forecast of returns due to the factors discussed above. (See "Investment Objectives and Criteria—Development and Construction of Properties").

Delays in acquisitions of properties may have adverse effects on your investment.

        Delays we encounter in the selection, acquisition and development of properties could adversely affect your returns. Where properties are acquired prior to the start of construction, it will typically take 8-14 months to complete construction and rent available space. Therefore, you could suffer delays in the distribution of cash distributions attributable to those particular properties. Our charter limits the amount we can invest in unimproved land to 10% of total assets.

Uncertain market conditions and the broad discretion of our Advisor relating to the future disposition of properties could adversely affect the return on your investment.

        We expect to hold the various real properties in which we invest until such time as our Advisor decides that a sale or other disposition is appropriate given our investment objectives. Our Advisor, subject to approval of the board, may exercise its discretion as to whether and when to sell a property, and we will have no obligation to sell properties at any particular time, except in the event of a liquidation of our properties in accordance with our articles of incorporation if we do not list our common stock by February 2013. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of our properties, we cannot assure you that we will be able to sell our properties at a profit in the future. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. (See "Management—Advisor").

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

        Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our shareholders.

If we fail to make our debt payments, we could lose our investment in a property.

        Loans obtained to fund property acquisitions will generally be secured by first mortgages on those properties. If we are unable to make our debt service payments as required, a lender could foreclose on the property or properties securing its debt. This could cause us to lose part or all of our investment which in turn could cause the value of the common stock and the dividends payable to shareholders to be reduced. Certain of our indebtedness is cross-collateralized and, consequently, a default on this indebtedness could cause us to lose part or all of our investment in multiple properties. (See "Investment Objectives and Criteria—Borrowing Policies and Related Indebtedness").

Lenders may require us to enter into restrictive covenants relating to our operations.

        In connection with obtaining certain financing, a lender may impose restrictions on us which affect our ability to incur additional debt and our ability to make distributions to our shareholders. Loan documents we enter into may contain negative covenants which limit our ability to further mortgage the property, replace our Advisor or impose other limitations. (See "Investment Objectives and Criteria—Borrowing Policies and Related Indebtedness").

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to pay dividends.

        Some of our financing arrangements require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to shareholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT. (See "Investment Objectives and Criteria—Borrowing Policies and Related Indebtedness").

Costs of complying with governmental laws and regulations may adversely affect our income and the cash available for any distributions.

        All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs to investigate or remediate contaminated properties, regardless of fault or whether the acts causing the contamination were legal. In addition, the presence of hazardous substances, or the failure to properly remediate these substances, may adversely affect our ability to sell, rent or pledge such property as collateral for future borrowings.

        Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Additionally, our tenants' operations, the existing condition of land when we buy it, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations with which we may be required to comply, and which may subject us to liability in the form of fines or damages for noncompliance. Any material expenditures, fines, or damages we must pay will reduce our ability to make distributions and may reduce the value of your investment.

If we sell properties and provide financing to purchasers, defaults by the purchasers would adversely affect our cash flows.

        If we decide to sell any of our properties, we presently intend to use our best efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. When we provide financing to purchasers, we will bear the risk that the purchaser may default, which could negatively impact our cash dividends to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of sales to our stockholders, or their reinvestment in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed of.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire and the amount of cash distributions we can make.

        If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the loans come due, or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties at appropriate times, which may require us to sell properties on terms not advantageous to us, or could result in the foreclosure of such properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise more capital by issuing more stock or by borrowing more money.

We may be unable to sell a property if or when we decide to do so.

        The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

        We may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct such defects or to make such improvements.

        In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

If a sale or leaseback transaction is recharacterized, our financial condition could be adversely affected.

        We may enter into sale and leaseback transactions, where we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale and leaseback may be recharacterized as either a financing or a joint venture, either of which outcomes could adversely affect our business.

        If the sale and leaseback were recharacterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. These outcomes could adversely affect our cash flow and the amount available for distributions to you.

        If the sale and leaseback were recharacterized as a joint venture, we and our lessee could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property. The imposition of liability on us could adversely affect our cash flow and the amount available for distributions to our stockholders. (See "Federal Income Tax Considerations—Sale Leaseback Transactions").

If our tenants are highly leveraged, they may have a higher possibility of filing for bankruptcy or insolvency.

        Of tenants that experience downturns in their operating results due to adverse changes to their business or economic conditions, those that are highly leveraged may have a higher possibility of filing for bankruptcy or insolvency. In bankruptcy or insolvency, a tenant may have the option of vacating a property instead of paying rent. Until such a property is released from bankruptcy, our revenues would be reduced and could cause us to reduce distributions to shareholders. We may have highly leveraged tenants in the future. (See "Investment Objectives and Criteria—Terms of Leases and Tenant Creditworthiness").

RISKS ASSOCIATED WITH OUR OPERATING PARTNERSHIP'S PRIVATE PLACEMENT

Our operating partnership's private placement subjects us to liabilities.

        Our operating partnership has developed certain transaction structures that are designed to provide investors that own real property, either directly or indirectly through a limited liability company or limited partnership, with the opportunity to receive limited partnership units in our operating partnership in exchange for their direct or indirect interests in such real property on a tax-deferred basis. These transactions depend on the interpretation of, and compliance with, extremely technical tax laws and regulations. As the general partner of our operating partnership, we may be subject to liability, from litigation or otherwise, as a result of these transactions, including in the event an investor in these transactions fails to qualify for the desired tax advantage.

We have and may continue to acquire co-ownership interests in real property that are subject to certain co-ownership agreements which may affect our ability to operate or dispose of the property or our co-ownership interest.

        We have and may continue to acquire co-ownership interests, especially in connection with our operating partnership's private placement, such as tenancy-in-common interests in real property, that are subject to certain co-ownership agreements. The co-ownership agreements may limit our ability to encumber, lease, or dispose or our co-ownership interest. Such agreements could affect our ability to turn our investments into cash and could affect cash available for distributions to you. The co-ownership agreements could also impair our ability to take actions that would otherwise be in the best interest of our shareholders and, therefore, may have an adverse impact on the value of our shares, relative to the value that would result if the co-ownership agreements did not exist.

We may acquire properties with "lock-out" provisions which may affect our ability to dispose of the properties.

        We may acquire properties that are subject to contractual "lock-out" provisions that could restrict our ability to dispose of the property for a period of time. Lock-out provisions could affect our ability to turn our investments into cash and could affect cash available for distributions to you. Lock-out provisions could also impair our ability to take actions during the lock-out period that would otherwise be in the best interest of our shareholders and, therefore, may have an adverse impact on the value of our shares, relative to the value that would result if the lock-out provisions did not exist.

We may acquire interests in partnerships that could subject us to additional liabilities.

        We will acquire partnership interests, especially in connection with our operating partnership's private placement, including general partnership interests, in partnerships that could subject us to the liabilities of the partnership.

        Our operating partnership's private placement is discussed in greater detail in the "Investment Objectives and Criteria—Our Operating Partnership's Private Placement" section of this prospectus.

FEDERAL INCOME TAX RISKS

Failure to qualify as a REIT could adversely affect the results of our operations and our ability to make distributions.

        We currently operate and intend to continue to operate in a manner to qualify as a REIT For Federal income tax purposes commencing with our taxable year ending December 31, 2003. Although we do not intend to request a ruling from the Internal Revenue Service as to our REIT status, we will receive the opinion of our special counsel, Skadden, Arps, Slate, Meagher & Flom LLP in connection with this offering, that we operate in a manner that has enabled us and will continue to enable us to meet the requirements for qualification as a REIT for federal income tax purposes. The opinion of

Skadden, Arps, Slate, Meagher & Flom LLP will represent only the view of our counsel based on our counsel's review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law. No assurance can be given that we are organized or will continue to operate in a manner so as to qualify as a REIT or remain so qualified. Furthermore, both the validity of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and our qualification as a REIT depends on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code of 1986, as amended (the "Code") for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. (See "Federal Income Tax Considerations General—REIT Qualification" and "Federal Income Tax Considerations General—Requirement for Qualification as a REIT").

        If we fail to qualify as a REIT in any taxable year for which a REIT election has been made, we would not be allowed a deduction for dividends paid to our shareholders in computing our taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to our shareholders because of the additional tax liability to us for the years involved. As a result of the additional tax liability, we might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to us in order to pay the applicable tax, and we would not be compelled to make distributions under the Code.

        We believe that our operating partnership will be treated for federal income tax purposes as a partnership and not as an association or as a publicly traded partnership taxable as a corporation. If the Internal Revenue Service were to successfully determine that our operating partnership was properly treated as a corporation, our operating partnership would be required to pay federal income tax at corporate rates on its net income, its partners would be treated as shareholders of our operating partnership and distributions to partners would constitute dividends that would not be deductible in computing our operating partnership's taxable income. In addition, we would fail to qualify as a REIT, with the resulting consequences described above. See "Federal Income Tax Considerations—Federal Income Tax Aspects of Our Partnership—Classification as a Partnership."

To qualify as a REIT, we must meet annual distribution requirements.

        To obtain the favorable tax treatment accorded to REITs, among other requirements, we normally will be required each year to distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to federal income tax on our undistributed taxable income and net capital gain. In addition, if we fail to distribute during each calendar year at least the sum of (a) 85% of our ordinary income for such year, (b) 95% of our capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us, plus (ii) retained amounts on which we pay income tax at the corporate level. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid corporate income taxation on the earnings that we distribute, it is possible that we might not always be able to do so.

Legislative or regulatory action could adversely affect investors.

        In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future, and we cannot assure you that any such changes will not adversely affect the taxation of a shareholder. Any such changes could have an adverse effect on an investment in our common stock. You are urged to consult with your tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in common stock.

Recharacterization of transactions under our operating partnership's private placement may result in a 100% tax on income from a prohibited transaction, which would diminish our cash distributions to our stockholders.

        The Internal Revenue Service could recharacterize transactions under our operating partnership's private placement such that our operating partnership is treated as the bona fide owner, for tax purposes, of properties acquired and resold by the entity established to facilitate the transaction. Such recharacterization could result in the income realized on these transactions by our operating partnership being treated as gain on the sale of property that is held as inventory or otherwise held primarily for the sale to customers in the ordinary course of its trade or business. In such event, the gain would constitute income from a prohibited transaction and would be subject to a 100% penalty tax. If this occurs, our ability to pay cash distributions to our stockholders will be adversely affected.

You may have current tax liability on distributions you elect to reinvest in our common stock.

        If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of the common stock received.

In certain circumstances, we may be subject to federal and state income taxes as a REIT, which would reduce our cash available for distribution to you.

        Even if we qualify and maintain our status as a REIT, we may be subject to federal income taxes or state taxes. For example, net income from a "prohibited transaction" will be subject to a 100% tax. In addition, we may not be able to make sufficient distributions to avoid excise taxes. We may also decide to retain certain gains from the sale or other disposition of our property and pay income tax directly on such gains. In that event, our stockholders would be required to include such gains in income and would receive a corresponding credit for their share of taxes paid by us. We may also be subject to state and local taxes on our income or property, either directly or at the level of our operating partnership or at the level of the other companies through which we indirectly own our assets. Any federal or state taxes we pay will reduce our cash available for distribution to you.

The opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding our status as a REIT does not guarantee our ability to remain a REIT.

        Our legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, will render its opinion upon commencement of this offering that we were organized in conformity with the requirements for qualification as a REIT and our actual and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. This opinion is based upon our representations as to the manner in which we will be owned, invest in assets, and operate, among other things. Our qualification as a REIT depends upon our ability to meet, through investments, actual operating results, distributions, and satisfaction of specific stockholder rules, the various tests imposed by the Code. Skadden, Arps, Slate, Meagher & Flom LLP will not review these operating results or compliance with the qualification standards. This means that we cannot assure you that we will satisfy the REIT requirements in any one taxable year. Also, this opinion represents Skadden, Arps, Slate, Meagher & Flom LLP's legal judgment based on the law in effect as of the date of this prospectus and is not binding on the Internal Revenue Service, and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the federal income tax laws, any of which could be applied retroactively.

If the operating partnership was classified as a "publicly traded partnership" under the Code, our operations and our ability to pay distributions to our shareholders could be adversely affected.

        We structured the operating partnership so that it would be classified as a partnership for federal income tax purposes. In this regard, the Code generally classifies "publicly traded partnerships" (as defined in Section 7704 of the Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that the Code would classify the operating partnership as a "publicly traded partnership" for tax purposes, we placed certain restrictions on the transfer and/or redemption of partnership units in the operating partnership. If the Internal Revenue Service were to assert successfully that the operating partnership is a "publicly traded partnership," and substantially all of the operating partnership's gross income did not consist of the specified types of passive income, the Code would treat the operating partnership as an association taxable as a corporation. In such event, the character of our assets and items of gross income would change and would prevent us from qualifying and maintaining our status as a REIT. In addition, the imposition of a corporate tax on the operating partnership would reduce our amount of cash available for distribution to you.

        These topics are discussed in greater detail in the "Federal Income Tax Considerations—Federal Income Tax Aspects of Our Partnership" section of this prospectus.

Foreign investors may be subject to FIRPTA tax on sale of common shares if we are unable to qualify as a "domestically controlled" REIT.

        A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax, known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50% of the REIT's capital stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence.

        We cannot assure you that we will qualify as a "domestically controlled" REIT. If we were to fail to so qualify, gain realized by foreign investors on a sale of our common shares would be subject to taxes under FIRPTA, unless our common shares were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common shares. We encourage you to read the "Federal Income Tax Considerations—Special Tax Considerations for Non-U.S. Shareholders—Non-Dividend Distributions" section of this prospectus for a further discussion of this issue.

RETIREMENT PLAN RISKS

There are special considerations that apply to pension or profit sharing trusts or IRAs investing in common stock.

        If you are investing the assets of an IRA, pension, profit sharing, 401(k), Keogh or other qualified retirement plan, you should satisfy yourself that:

  •
  Your investment is consistent with your fiduciary obligations under ERISA and the Code;

  •
  Your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's investment policy;

  •
  Your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA;

  •
  Your investment will not impair the liquidity of the plan or IRA;

  •
  Your investment will not produce "unrelated business taxable income" for the plan or IRA;

  •
  You will be able to value the assets of the plan annually in accordance with ERISA requirements; and

  •
  Your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

        For a more complete discussion of the foregoing issues and other risks associated with an investment in our common stock by retirement plans, please see the "ERISA Considerations" section of this prospectus.

INVESTMENT OBJECTIVE AND CRITERIA—Joint Venture Investments

This information is considered an addition to this section.

        On March 26, 2004, we entered into a strategic relationship with Panattoni Investments, LLC ("Panattoni"), a leading national developer of industrial and distribution space. We have committed to fund up to $15 million into various projects and on March 26, 2004, we made our initial contribution in the form of a loan in the amount of $1,498,000. Pursuant to the loan agreement, initial funding will become due on July 26, 2007, or at our option, April 26, 2007. This initial funding plus a future funding of approximately $2 million will be used to develop approximately 960,000 square feet of distribution space in the Plainfield sub-market of Indianapolis. In addition to the interest earned on the loan, we have obtained certain acquisition rights to the property being developed. Also, we have obtained an option that gives us the right to purchase an equity interest in the entity owing the property. This equity interest may be up 5% of to total amount of the principal loan amount outstanding at the time of contribution. We can exercise this option effective January 1, 2005 through the maturity date of the loan.

REAL ESTATE INVESTMENTS—Properties

This information is considered an addition to this section.

Eastgate Distribution Center III—Lebanon, Tennessee

        On March 19, 2004, we acquired a fee interest in a 423,500 square foot distribution facility ("Eastgate") located in Lebanon, Tennessee, a sub-market of Nashville. Eastgate is a Class A, generic bulk distribution warehouse that was developed in 2002. Eastgate is located one mile west of the intersection of State Highway 109 and Interstate 40 with access to I-24 and I-65. The total estimated costs of Eastgate is approximately $14.8 million (which includes approximately $429,000 that is payable to the Advisor). Real estate taxes for 2003 for Eastgate totaled approximately $167,000. We have obtained what we believe is customary and adequate insurance coverage, which includes property and casualty insurance.

        Eastgate is currently 100% leased to two tenants, APL Logistics Warehouse Management Services, Inc. and EGL Eagle Global Logistics LP, both of which are computer parts suppliers providing parts to Dell Inc. which has a manufacturing facility located just north of Eastgate. The average rental rate per square foot of these leases is $3.69 with these leases expiring in October 2005.

Newpoint I Business Park—Lawrenceville, Georgia

        On March 31, 2004, we acquired a fee interest in a generic Class A, 414,160 square foot distribution facility ("Newpoint") located in Lawrenceville, Georgia, which is part of the major I-85—Northeast sub-market of Atlanta. We acquired this property from an unaffiliated third party with the net proceeds received from our initial public offering. The seller originally developed the property in 1997. The total estimated costs of Newpoint is approximately $15.2 million (which includes approximately $453,000 that is payable to the Advisor). Real estate taxes for 2003 for Newpoint totaled approximately $135,500. We have obtained what we believe is customary and adequate insurance coverage, which includes property and casualty insurance.

        Newpoint is currently 100% lease to two tenants, Lesco, Inc. and Masonite Holdings, Inc. with a combined average stabilized rental rate per square foot of $2.82. The Lesco lease terminates in February 2009 and the lease agreement with Masonite terminates in December 2008. The lease agreement with Masonite allow for free rent through December 2004. Lesco manufactures and distributes golf course and lawn care products such as fertilizers, turf protection products, turf care equipment and golf course accessories. Masonite manufactures select entrances for the residential construction industry.

        The effects of acquiring Eastgate and Newpoint are not included in the financial statements presented in this supplement.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This information is considered to be a replacement of this section.

        The following discussion and analysis of financial condition and results of operations of the Company should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 2003, and for the year then ended. This report on Form 10-K contains certain forward-looking statements. When used in this report, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "believe", and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. There are various factors that could cause actual results to differ materially from those which are expressed in, or implied by, such forward-looking statements. Such factors include, but are not limited to, changes in general economic conditions, changes in real estate conditions, changes in interest rates, the amount of equity capital provided by the Company's public offering, the availability of debt financing on terms that are favorable to the Company, the ability of the Company to acquire and lease properties on favorable terms and the ability of tenants to make payments under their respective leases. Readers of this report are cautioned to consider these uncertainties in connection with all forward-looking statements.

Overview

        Dividend Capital was formed as a Maryland corporation in April 2002 and was structured and has subsequently operated with the intent to qualify as a REIT and to invest in commercial real estate properties, consisting primarily of high-quality, generic distribution warehouses and light industrial properties net leased to creditworthy corporate tenants. In order to provide capital for these investments, the Company filed the Registration Statement on April 15, 2002 with the Securities and Exchange Commission covering a public offering of its common stock. The offering provides the Company with capital on a continual basis and as of March 15, 2004, the company had sold 20,113,562 shares for gross proceeds of approximately $201 million. The Company intends to continue raising significant amounts capital through this offering and potential follow on offerings and through the Partnership's Private Placement more fully described below.

        A primary focus of the company is to invest in a diversified portfolio of properties, in terms of geography, tenancy and industry group of our tenants that will satisfy our investment objectives of maximizing cash available for payment of dividends, preserving our capital and realizing growth in value upon the ultimate sale of our properties. Management believes that capital will continue to flow into institutional real estate and industrial real estate in particular and continue to foster a competitive environment for the assets the Company is seeking to acquire. Consequently, the Company, through the activities of the Advisor, has assembled a team of 12 professionals with over 170 years of aggregate experience that are dedicated to the operations and acquisition of properties that meet these investment criteria. The ability of the Advisor to find and acquire these properties at a pace that is consistent with the capital that is raised through our offerings, Private Placement and financing activities will directly impact to the financial performance of the Company and the metrics that management uses to evaluate our performance including funds from operations available to pay dividends.

Liquidity and Capital Resources

        The Company is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, which it anticipates may have a material impact on either capital resources or the revenues or income to be derived from the operation of real estate properties.

        Management expects that our principal sources of working capital and funding for acquisitions and potential capital requirements for expansion and renovation of properties will include:

  •
  Proceeds from our current or future public offerings of common stock;

  •
  Proceeds from the Partnership's Private Placement;

  •
  Borrowings under our secured credit facility;

  •
  Other forms of secured or unsecured financing;

  •
  Capital from co-investment partners; and

  •
  Cash flow from operations.

        We believe that our sources of capital, specifically our cash flow from operations, borrowings available under our credit facility and our ability to raise capital through our public offering and Private Placement are adequate and will continue to be adequate for us to meet our liquidity requirements for the foreseeable future.

Public Offering

        On April 15, 2002, the Company filed the Registration Statement with the Securities and Exchange Commission covering a public offering of its common stock. The Registration Statement was declared effective on July 17, 2002 and the Company received approval of its offering in all 50 states in December 2002. The Company's common stock is being offered at a price of $10 per share on a 200,000 share minimum, 25,000,000 share maximum, best-efforts basis. The Registration Statement also covers up to 4,000,000 shares available pursuant to the Company's distribution reinvestment plan and up to 1,000,000 shares issuable upon the exercise of warrants that may be sold to broker-dealers participating in the offering. Until the Company received subscriptions covering at least 200,000 shares from at least 100 non-affiliated investors, offering proceeds were required to be held in escrow. The escrow conditions were satisfied on February 10, 2003, at which time 226,567 shares of common stock were issued to investors. As of March 15, 2004, 20,113,562 common shares were issued and outstanding. As disclosed in the Prospectus, the net proceeds from the sale of these securities were transferred to the Partnership on a one-for-one basis for limited partnership units. During 2004, the Company will continue to sell shares under the initial offering, providing capital primarily for acquisitions. The Company may also continue to obtain debt financing or may cause the Partnership to issue limited partnership interests to help fund property acquisitions.

        Pursuant to the Advisory Agreement, the Advisor is obligated to advance all of the Company's organization and offering costs, subject to its right to be reimbursed for such costs by the Company in an amount up to 3% of the initial $100 million of gross offering proceeds and 2% of the gross offering proceeds raised thereafter. As of December 31, 2003, the Company had reimbursed the Advisor approximately $3.6 million for offering related costs incurred in connection with the Company's initial offering and the Advisor has incurred approximately an additional $8.9 million of offering costs that are subject to reimbursement if sufficient proceeds are raised. The Company did not reimburse the Advisor for offering related costs during 2002 because no shares had been sold during 2002.

        Pursuant to the Dealer Manager Agreement, the Company is obligated to pay the Dealer Manager a dealer manager fee and commissions up to 2.5% and 7.0%, respectively, of the initial $100 million of gross offering proceeds raised and up to 2.0% and 6.0%, respectively, thereafter. As of December 31, 2003, the Company has paid the Dealer Manager a total of approximately $11.0 million. No payments were made by the Company to the Dealer Manager in 2002.

Private Placement Memorandum

        The Company has developed certain transaction structures that are designed to provide investors that own real property, either directly or indirectly through a limited liability company or limited partnership, with the opportunity to receive limited partnership units in the Partnership (DCX Units) in exchange for their direct or indirect interest in such real property on a tax-deferred basis. Each of the transaction structures involves an exchange of the property then owned directly or indirectly by the investor by its direct owner for a replacement property identified by the Company in a like-kind exchange under either or both of Sections 1031 and 721 of the Internal Revenue Code.

        The Partnership's issuance of DCX Units in exchange for direct or indirect interest in real property may provide certain investors with the opportunity to complete a real estate transaction and defer their Federal tax liability on any gain he or she would otherwise recognize on an exchange of such interest directly for shares of the Company's common stock or cash until such time as the investor redeems his or her DCX Units for shares of the Company's common stock, or at the option of the Company, for cash. Each DCX Unit is intended to be the substantial economic equivalent of one share of the Company's common stock.

        The Partnership will pay certain up-front fees and reimburse certain related expenses to the Advisor, Dealer Manager and Dividend Capital Exchange Facilitators LLC (the "Facilitator") for

raising capital through such transactions. The Advisor is obligated to pay all of the offering and marketing related costs associated with the private placement; however, the Partnership is obligated to reimburse the Advisor for such costs not to exceed 2% of the gross proceeds raised through the Private Placement. In addition, the Partnership is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross proceeds raised and the Partnership is obligated to pay a commission to the Dealer Manager of up to 5% of gross proceeds raised through the Private Placement. The Dealer Manager may re-allow such commissions to the effecting broker dealers. The Partnership pays an intellectual property licensing fee to the Facilitator of up to 1.5% of gross proceeds raised through the Private Placement.

        During 2003, the Company raised $2,695,696 through the sale of undivided interests in one of the Company's properties referred to as Chickasaw. The Company has leased back such undivided interests and the terms of the lease contain repurchase options whereby the Company may buy back the undivided interests by issuing DCX Units. In connection with the sale of these undivided interests, the Company incurred fees of approximately $260,000 payable to the Advisor and its affiliates.

Secured Revolving Credit Facility

        On October 30, 2003, we executed an agreement with Bank One, N.A. for a senior secured, revolving credit facility (the "Credit Facility") for $50 million which may be increased up to $200 million in total. The Credit Facility bears interest at either prime or, at the election of the Company, LIBOR plus 1.125% to 1.500%. Depending on the level of leverage on the assets pledged to secure the facility, and is subject to an annual 25 basis point facility fee. Monthly debt service payments on the facility are interest only. As of December 31, 2003, the Company had $1.0 million borrowings outstanding under the credit facility. This facility contains various covenants including financial covenants regarding net worth, interest and fixed charge coverages and consolidated leverage. As of December 31, 2003, the Company was in compliance with all the covenants under the facility.

        On February 10, 2004, the Company amended and restated the Credit Facility to facilitate its syndication among a bank group led by Bank One, NA as administrative agent and lead arranger. Compass Bank, Keybank National Association and U.S. Bank National Association also extended commitments under the facility. The total amount available under the credit facility fluctuates based upon the borrowing base, as defined in the agreement governing the credit facility, generally based upon the value of the properties pledged to secure the facility. The amendment increased the commitment under the facility to $82.5 million with provisions that could increase the facility to $200 million. In addition, the credit facility's maturity date was extended to February 10, 2007.

Fixed Rate, Non-Recourse Mortgage Loan

        On December 15, 2003, the Company obtained a $40.5 million fixed-rate, non-recourse mortgage from New York Life Insurance Company. The loan bears interest at a rate of 5.0% per annum and matures on March 10, 2011. The fixed monthly loan payments are based upon a thirty year amortization with a balloon payment due at maturity. The mortgage, which contains substitution and partial release rights, has a three year prepayment lockout provision with prepayment thereafter subject to yield maintenance provisions. The mortgage is collateralized by six of our properties with an aggregate total cost of approximately $67 million. The secured debt has various covenants and the Company and the Partnership were in compliance with these covenants at December 31, 2003.

Results of Operations

        The Company commenced active operations during the year with the acquisition of 13 properties in eight markets throughout the United States for a combined purchase price of approximately $145.7 million. The portfolio of properties makes up approximately 3.7 million square feet of rentable space with an occupancy rate of approximately 92% with the remaining vacant space master leased by various sellers, which results in the Company receiving rental payments on 100% of the space.

        The following table provides information with regards to the eight markets in which the Company has acquired properties.

Market	Number of Buildings	Approximate Acquisition Cost	Square Feet	Percent of Portfolio	Number of Tenants	Occupancy
Chicago	1	$11,400,000	222,122	6.1%	1	100%
Cincinnati	3	25,100,000	470,957	12.9%	7	100%
Dallas	3	40,700,000	982,776	26.9%	8	87%
Houston	1	8,600,000	189,467	5.2%	1	100%
Indianapolis	1	15,700,000	442,129	12.1%	2	68%
Los Angeles	1	10,400,000	201,493	5.5%	2	100%
Memphis	2	14,800,000	392,006	10.7%	5	94%
Nashville	1	24,500,000	756,030	20.7%	1	100%

Total	13	$151,200,000	3,656,980	100.0%	27	92%

General

        For the periods ended December 31, 2003 and 2002, net income (loss) was $347,105 and ($12,712), respectively, and net income (loss) per common share was $0.09 and $(63.56), respectively. These increases are a result of the rental activities generated from the 13 properties acquired between June and December 2003.

Rental Activity

        The period ended December 31, 2003, compared to the period ended December 31, 2002, resulted in an increase in rental income and rental expenses of $2.6 million and $0.4 million, respectively. This results from the property acquisitions described above, whereby the Company began recognizing revenue on the acquired properties according to the lease terms with the various tenants for each of these properties. In addition, the Company incurs rental expenses for certain properties where the Company is the primary obligator versus arrangements where the tenant is responsible for all operating expenses. During 2002, the Company did not have operating activity as it was still in the development stage.

Depreciation and Amortization

        The amount recorded for depreciation and amortization for the period ended December 31, 2003, increased $1.2 million compared to the period ended December 31, 2002. The increase was a result of the property acquisitions described in the table above. The Company calculates depreciation on a straight-line basis over the estimated useful lives of the assets.

Interest Expense

        In conjunction with several acquisitions throughout 2003, the Company used proceeds from certain debt financings to acquire the underlying assets. In addition, the Company retired debt associated with the financing of the property located in Nashville, Tennessee and approximately $43,000 of deferred loan costs were charged to interest expense. The additional debt and the expense related to the deferred loan costs resulted in an increase in interest expense of $385,424 for the period ended December 31, 2003, compared to the period ended December 31, 2002. There was no outstanding debt during 2002.

General and Administrative Expenses

        During the period ended December 31, 2003, general and administrative expenses increased approximately $200,000 compared to the period ended December 31, 2002. This increase is attributable to the increase in investing activity and because the period ended December 31, 2002 only had nine months of activity. An increase in investing activities results in additional board meetings, financial reporting and disclosure requirements and other activities which result in an increase in general and administrative expenses.

Critical Accounting Policies

General

        The following discussion pertains to accounting policies management believes are most "critical" to the portrayal of the Company's financial condition and results of operations which require management's most difficult, subjective or complex judgments. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. This discussion addresses judgments known to management pertaining to trends, events or uncertainties known which were taken into consideration upon the application of those policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

Impairment of Long-Lived Assets

        Long-lived assets held and used are carried at cost and evaluated for impairment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides that such evaluation should be performed when events or changes in circumstances indicate such an evaluation is warranted such as the point at which the Company deems the long-lived asset to be held for sale, downturns in the economy, etc. Impairment of long-lived assets is considered a "critical accounting estimate" because the evaluation of impairment and the determination of fair values involve a number of management assumptions relating to future economic events that could materially affect the determination of the ultimate value, and therefore, the carrying amounts of the Company's real estate. Such assumptions include, but are not limited to, projecting vacancy rates, rental rates, property operating expenses, capital expenditures and debt financing rates, among other things. The capitalization rate is also a significant driving factor in determining the property valuation which requires management's judgment of factors such as market knowledge, historical experience, length of leases, tenant financial strength, economy, demographics, environment, property location, visibility, age, physical condition and investor return requirements, among other things. All of the aforementioned factors are taken as a whole by management in determining the valuation of investment property. The valuation is sensitive to the actual results of any of these uncertain factors, either individually or taken as a whole. Should the actual results differ from management's judgment, the valuation could be negatively affected.

Valuation and Allocation of Real Estate Acquisitions

        Upon acquisition, the purchase price of a property and other costs associated with the acquisition such as the acquisition fee paid to the Advisor are capitalized and allocated to land, building, land improvements, tenant improvements and other intangible assets and associated liabilities as required by Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations." The allocation to land, building, land improvements and tenant improvements will be based on management's estimate of its fair value based on all available information. The allocation to intangible lease assets, as required by SFAS No. 141, represents the value associated with the in-place leases, including leasing commissions, legal and other related costs. Also, SFAS No. 141 requires the creation of an intangible asset or liability resulting from in-place leases being above or below the market rental rates on the date of the acquisition. This asset or liability will be amortized over the life of the remaining in-place leases as an adjustment to revenue. Valuation and allocation of real estate acquisitions is considered a critical accounting policy because the determination of the value and allocation of the cost of a real estate acquisition involves a number of management's assumptions relating to the ability to lease vacant space, market rental rates, term of new leases, property operating expenses, leasing commissions, among other things. All of the aforementioned factors will be taken as a whole by management in determining the valuation and allocation of the costs of real estate acquisitions. The valuation and allocation is sensitive to the actual results of any of these uncertain factors, either individually or taken as a whole. Should the actual results differ from management's judgment, the valuation and allocation could be negatively affected and may result in a negative impact as to the amount of depreciation and amortization that should have been recorded.

Valuation of Accounts and Rent Receivable

        Periodically, management will assess the collectability of accounts and rent receivable balances in order to determine if an adjustment to the value of these balances is necessary. Management will take into consideration certain factors that require judgments to be made as to the collectability of receivables. Collectability factors taken into consideration will be the amounts outstanding, payment history and financial strength of the tenant, which taken as a whole, determines the valuation.

REIT Compliance

        We will elect to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code in conjunction with the filing of our 2003 federal tax return. In order to qualify as a real estate investment trust, we must derive at least 95% of our gross income in any year from qualifying sources. In addition, we must pay dividends to stockholders aggregating annually at least 90% of our real estate investment trust taxable income (determined without regard to the dividends paid deduction and by excluding capital gains) and must satisfy specified asset tests on a quarterly basis. It is our current intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate level federal income tax on net income that we distribute currently to our stockholders. As such, no provision for federal income taxes has been included in the accompanying consolidated financial statements. As a REIT, we still may be subject to certain state, local and foreign taxes on our income and property and to federal income and excise taxes on our undistributed taxable income. In addition, we will be required to pay federal and state income tax on the net taxable income, if any, from the activities conducted through our taxable REIT subsidiary.

New Accounting Principles

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires disclosure of off-balance sheet transactions, arrangements, obligations, guarantees or other relationships with unconsolidated entities or other persons that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. FIN 45 did not have a material impact on the Company's financial position, results of operation or cash flow.

        In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." The Company adopted SFAS No. 148 effective January 1, 2003 and has accounted for the 40,000 options issued under the Independent Director Option Plan in accordance with SFAS No. 148. The adoption of SFAS No. 148 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements apply to existing public entities as of March 31, 2004. The Company does not believe that any of its consolidated or unconsolidated joint ventures are variable interest entities under the provisions of FIN 46.

        In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the requirements of SFAS 149 in the third quarter of 2003, and it did not impact its financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company adopted the requirements of SFAS 150 in the third quarter of 2003 and there was no impact on the Company's financial position, results of operations or cash flows.

DESCRIPTION OF SECURITIES

This information is considered an addition to this section

Business Combinations

        We have opted out of the business combination statute in our articles of incorporation. However, if we amended our articles of incorporation to opt into the statute, the statute may discourage others from trying to acquire control of Dividend Capital Trust and increase the difficulty of consummating any offer.

Control Share Acquisitions

        We have opted out of the control acquisition statute in our articles of incorporation. However, our articles of incorporation could be amended to opt into the statute.

FINANCIAL STATEMENTS

This information is considered to be a replacement of the audited financial information.

Independent Auditors' Report

To Dividend Capital Trust Inc.:

        We have audited the accompanying consolidated balance sheets of Dividend Capital Trust Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholder's equity (deficit) and cash flows for the year ended December 31, 2003 and the period from inception (April 12, 2002) to December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Trust Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the year ended December 31, 2003 and the period from inception (April 12, 2002) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
February 10, 2004

Dividend Capital Trust Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
ASSETS
Land	$17,380,389	$—
Buildings and improvements	120,062,846	—
Intangible lease asset	14,402,878	—
Less accumulated depreciation and amortization	(1,212,762)	—

Net Investment in Real Estate	150,633,351	—
Cash and cash equivalents	4,076,642	11,055
Other assets, net	1,897,543	740,623

Total Assets	$156,607,536	$751,678

LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIT)
Liabilities:
Accounts payable and accrued expenses	$1,179,871	$79,500
Dividends payable	1,473,944	—
Subscriptions for common shares	—	681,890
Other liabilities	1,498,132	—
Intangible lease liability, net	1,434,548	—
Line of credit	1,000,000	—
Mortgage note	40,500,000	—
Financing obligation	2,695,696	—

Total Liabilities	49,782,191	761,390
Minority Interest	1,000	1,000
Shareholders' Equity (Deficit):
Preferred shares, 50,000,000 shares authorized, none outstanding	—	—
Shares-in-trust, 100,000,000 shares authorized, none outstanding	—	—
Common shares, $0.01 par value, 350,000,000 shares authorized, 12,470,400 and 200 shares issued and outstanding as of December 31, 2003 and 2002, respectively	124,704	2
Additional paid-in capital	108,816,615	1,998
Distributions in excess of earnings	(2,116,974)	(12,712)

Total Shareholders' Equity (Deficit)	106,824,345	(10,712)

Total Liabilities and Shareholders' Equity (Deficit)	$156,607,536	$751,678

The accompanying notes are an integral part of these consolidated financial statements.

Dividend Capital Trust Inc. and Subsidiary

Consolidated Statements of Operations

	Year Ended December 31, 2003	For the Period From Inception (April 12, 2002) to December 31, 2002
REVENUE:
Rental revenue	$2,289,074	$—
Other real estate income	356,019	—
Other income	61,364	155

Total Revenue	2,706,457	155
EXPENSES:
Rental expenses	366,650	—
Depreciation & amortization	1,195,330	—
Interest expense	385,424	—
General and administrative expenses	411,948	212,867

Total Expenses	2,359,352	212,867

Net income (loss) before minority interest	347,105	(212,712)
Minority Interest	—	200,000

NET INCOME (LOSS)	$347,105	$(12,712)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	3,987,429	200

Diluted	4,007,429	200

NET INCOME (LOSS) PER COMMON SHARE
Basic	$0.09	$(63.56)

Diluted	$0.09	$(63.56)

The accompanying notes are an integral part of these consolidated financial statements.

Dividend Capital Trust Inc. and Subsidiary

Consolidated Statements of Shareholders' Equity (Deficit)

For the Year Ended December 31, 2003 and for the Period From Inception

(April 12, 2002) to December 31, 2002

	Common Shares
			Additional Paid-in Capital	Distributions in Excess of Earnings	Total Shareholders' Equity (Deficit)
	Shares	Amount
Balances, Inception (April 12, 2002)	—	$—	$—	$—	$—
Issuance of common stock	200	2	1,998	—	2,000
Net loss	—	—	—	(12,712)	(12,712)

Balances, December 31, 2002	200	2	1,998	(12,712)	(10,712)
Issuance of common stock, net of offering costs of $14,803,727	12,470,200	124,702	108,811,836	—	108,936,538
Amortization of stock options	—	—	2,781	—	2,781
Dividends on common shares	—	—	—	(2,451,367)	(2,451,367)
Net income	—	—	—	347,105	347,105

Balances, December 31, 2003	12,470,400	$124,704	$108,816,615	$(2,116,974)	$106,824,345

The accompanying notes are an integral part of these consolidated financial statements.

Dividend Capital Trust Inc. and Subsidiary

Consolidated Statements of Cash Flows

	For the Year Ended December 31, 2003	For the Period From Inception (April 12, 2002) to December 31, 2002
OPERATING ACTIVITIES:
Net income (loss)	$347,105	$(12,712)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,220,929	—
Increase in other assets	(222,099)	(5,810)
Increase in accounts payable, accrued expenses and other liabilities	353,853	79,500
Minority interest	—	(200,000)

Net cash provided by (used in) operating activities	1,699,788	(139,022)

INVESTING ACTIVITIES:
Real estate investments	(148,764,953)	—
Increase in other investment activities	(1,183,275)	—

Net cash used in investing activities	(149,948,228)	—

FINANCING ACTIVITIES:
Borrowings on line of credit	9,000,000	—
Payment on line of credit	(8,000,000)	—
Borrowings on mortgage notes	51,850,000	—
Payment on mortgage notes	(11,350,000)	—
Borrowings on finance obligation	2,695,696	—
Payment of deferred loan costs	(250,412)	—
Decrease (increase) in advance for offering costs, related party	52,923	(52,923)
Increase in restricted cash	—	(681,890)
Proceeds from subscriptions for common shares	—	681,890
Proceeds from sale of common shares	124,139,265	2,000
Dividends paid to common shareholders	(977,423)	—
Proceeds from issuance of Partnership Units to related party	—	200,000
Proceeds from issuance of Special Units to related party	—	1,000
Offering costs for issuance of common stock	(14,846,022)	—

Net cash provided by financing activities	152,314,027	150,077

NET INCREASE IN CASH AND CASH EQUIVALENTS	$4,065,587	$11,055
CASH AND CASH EQUIVALENTS, beginning of period	$11,055	$—

CASH AND CASH EQUIVALENTS, end of period	$4,076,642	$11,055

Cash paid for interest expense	$344,268	$—

The accompanying notes are an integral part of these consolidated financial statements.

Dividend Capital Trust Inc. and Subsidiary
Notes to Consolidated Financial Statements

Note 1—Organization

        Dividend Capital Trust Inc. (the "Company") was formed as a Maryland corporation in April 2002 in order to invest in commercial real estate properties consisting primarily of generic distribution warehouses and light industrial properties net leased to corporate tenants. The Company operates and intends to continue to operate in a manner to qualify for real estate investment trust ("REIT") status for federal income tax purposes and intends to elect REIT status in conjunction with the filing of its 2003 federal tax return. The Company is structured as an umbrella partnership REIT ("UPREIT") under which substantially all of the Company's current and future business is and will be conducted through a majority owned subsidiary, Dividend Capital Operating Partnership LP (the "Partnership"), a Delaware limited partnership.

        The Company is an externally advised REIT and Dividend Capital Advisors LLC (the "Advisor") manages the day to day activities and the investment activities of the Company under the Advisory Agreement, as amended. Dividend Capital Securities LLC (the "Dealer Manager") serves as the dealer manager of the Company's public offering and provides selling services under the Dealer Manager Agreement, as amended. These related parties receive compensation and fees for services relating to the offering and for the investment and management of the Company's assets (see note 13).

        In April 2002, the Company sold 200 shares of common stock, $0.01 par value, to an affiliate of the Advisor at a price of $10 per share. On April 15, 2002, the Company filed a Form S-11 Registration Statement (the "Registration Statement") with the Securities and Exchange Commission covering a public offering of its common stock. The Registration Statement was declared effective on July 17, 2002 and the Company received approval of its offering in all fifty states in December 2002. The common stock is currently being offered at a price of $10 per share on a 200,000 share minimum, 25,000,000 share maximum, best-efforts basis. The Registration Statement also covers up to 4,000,000 shares available pursuant to the Company's distribution reinvestment plan and up to 1,000,000 shares issuable upon the exercise of warrants that may be sold to broker-dealers participating in the offering. Until the Company received subscriptions covering at least 200,000 shares from at least 100 non-affiliated investors, offering proceeds were required to be held in escrow. The escrow conditions were satisfied on February 10, 2003, at which time 226,567 shares of common stock were issued to investors.

        The Partnership issued to the Advisor 20,000 limited partnership units in exchange for $200,000 representing an initial 99% limited partnership interest in the Partnership. The Company contributed $2,000 to the Partnership in exchange for 200 general partnership units representing a 1% general partnership interest in the Partnership. As of December 31, 2003, due to the sale of the Company's common stock and the subsequent contribution to the Partnership for limited partnership interests, the Company has a 99.9% partnership interest. Subject to certain restrictions, the limited partners may require the Partnership to redeem some or all of their operating partnership units for the Company's common shares or, at the option of the Partnership, for cash. The rights of the limited partners are limited and do not include the ability to replace the general partner or to approve the sale, purchase or refinancing of the Partnership's assets. Due to the Company's control of the Partnership through its general and limited partner interests and the limited rights of the limited partners, the Partnership is consolidated with the Company and the limited partnership interest not held by the Company is reflected as minority interest in the accompanying consolidated financial statements.

        Dividend Capital Advisors Group LLC, the parent company of the Advisor, has invested $1,000 in the Partnership in exchange for 10,000 special partnership units (the "Special Units"). Amounts distributable to the holder of the Special Units will depend on operations and the amount of net sales proceeds received from property dispositions or upon other events as further described below. In general, after holders of regular partnership interests have received, in the aggregate, cumulative distributions equal to their capital contributions plus a 7% cumulative non-compounded annual pre-tax return on their net contributions, the holder of the Special Units and the holders of regular partnership interests will receive 15% and 85%, respectively, of the net sales proceeds received by the Partnership upon the disposition of the Partnership's assets.

        The Special Units will be redeemed by the Partnership for cash upon the occurrence of specified events that result in a termination or non-renewal of the Advisory Agreement (see note 13). If the Advisory Agreement is terminated by the Company for cause, the redemption price shall be $1. If the Company's shares are listed for public trading or if the Advisory Agreement is terminated upon the occurrence of certain other events, the redemption price of the Special Units will be the amount which would have been distributed to the holder of the Special Units in accordance with the partnership agreement of the Partnership out of the net sales proceeds. Net sales proceeds will be determined by the public market price of the then listed stock in the event of a listing of the Company's shares or by the net sales proceeds received in the event of the disposition of the Company's properties. In the case of certain other events, net sales proceeds will be determined by the then fair market value of the Partnership's assets, as determined by an appraisal, less all of its liabilities.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

        The accounts of the Company and the Partnership, its controlled subsidiary, are consolidated in the accompanying financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions relating to the amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revision are reflected in the period they are determined to be necessary.

Cash and Cash Equivalents

        The Company considers all highly liquid instruments with maturities when purchased of three months or less to be cash equivalents.

Investment in Real Estate

        Upon the acquisition of real estate, the Company capitalizes direct costs associated with the acquisition, development or improvement of real estate, including the acquisition fees paid to the Advisor. Capitalized costs associated with unsuccessful acquisition or development pursuits will be expensed at the time the pursuit is abandoned.

        Upon acquisition, the purchase price of a property is allocated to land, building, land improvements, tenant improvements and other intangible assets and associated liabilities. The allocation to land, building, land improvements and tenant improvements is based on the Company's estimate of fair value based on all available information such as appraisals, property condition reports and other related information. The allocation to intangible lease asset represents the value associated with the in-place leases, including leasing commission, legal and other related costs. In addition, the purchase allocation requires allocating costs to an intangible asset or liability resulting from in-place leases being above or below the market rental rates on the date of the acquisition. This asset or liability will be amortized over the life of the remaining in-place leases as an adjustment to revenue.

        Real estate, property, and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization will be computed on a straight-line basis over the estimated useful lives as follows:

Description	Estimated Useful Lives
Land	Not depreciated
Buildings	20 to 40 years
Equipment	5 to 7 years
Tenant improvements and lease commissions	Term of lease
Intangible lease asset, net	Average term of leases

        Repairs and Maintenance are expensed as incurred and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation and/or amortization will be removed from the accounts and the resulting gain or loss will be reflected in operations in the period in which such sale or retirement occurs.

Long-lived Assets

        Long-lived assets to be held and used by the Company will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company continually evaluates the recoverability of its long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets, and provides for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived asset. If impaired, the long-lived asset will be written down to its estimated fair value.

Costs of Raising Capital

        Costs incurred in connection with the issuance of equity securities are deducted from shareholders' equity. Such costs primarily include the up-front fees paid to related parties (see note 13).

Revenue Recognition

        Certain properties have leases that provide for tenant occupancy during periods that no rent is due or where minimum rent payments increase during the term of the lease. The Company will record rental revenue for the full term of each lease on a straight-line basis. Accordingly, the Company will record a receivable from tenants that the Company expects to collect over the remaining lease term rather than currently, which will be recorded as deferred rents receivable. When the Company acquires a property, the term of existing leases is considered to commence as of the acquisition date for the purposes of this calculation.

Income Taxes

        The Company intends to meet all the requirements to qualify for REIT status and will make an election under Internal Revenue Code Section 856 for the taxable year ending December 31, 2003. In order for a former C corporation to elect to be a REIT, it must distribute 100% of its C corporation earnings and profits and agree to be subject to federal tax at the corporate level to the extent of any subsequently recognized built-in gains within a ten year period. The Company does not anticipate that it will have any built-in gains at the time of its conversion to REIT status. As a REIT, the Company generally will not be subject to federal income taxation at the corporate level to the extent it distributes annually all of its REIT taxable income, as defined in the Internal Revenue Code, to its shareholders and satisfies other requirements. No provision has been made for federal income taxes in the accompanying consolidated financial statements.

Stock-based Compensation

        The Company has two stock-based employee and director compensation plans, which are fully described in note 11. During the first quarter of 2003 the Company granted 40,000 options under the Independent Director Option Plan. The Company accounts for these plans under the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee, and related interpretations.

Fair Value

        The Company's financial instruments include a line of credit, mortgage note and a financing obligation. The fair values of these financial instruments were not materially different from their carrying or contract values as of December 31, 2003. The Company did not have any financial instruments outstanding during 2002.

Basic and Diluted Net Income (Loss) Per Share

        Basic net earnings (loss) per common share is determined by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share includes the effects of potentially issuable common stock, but only if dilutive.

New Accounting Pronouncements

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires disclosure of off-balance sheet transactions, arrangements, obligations, guarantees or other relationships with unconsolidated entities or other persons that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. FIN 45 did not have a material impact on the Company's financial position, results of operation or cash flows.

        In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements apply to existing public entities as of March 31, 2004. The Company does not believe that any of its consolidated or unconsolidated joint ventures are variable interest entities under the provisions of FIN 46.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company adopted the requirements of SFAS 150 in the third quarter of 2003 and there was no impact on the Company's financial position, results of operations or cash flows.

Note 3—Real Estate Acquisitions

Property	Date Acquired	Number of Buildings	Approximate Total Costs
Nashville	June 9, 2003	1	$24,500,000
Chickasaw	July 22, 2003	2	14,800,000
Rancho	October 16, 2003	1	10,400,000
Mallard Lake	October 29, 2003	1	11,400,000
West by Northwest	October 30, 2003	1	8,600,000
Park West	December 15, 2003	3	25,100,000
Pinnacle	December 15, 2003	2	29,300,000
DFW	December 15, 2003	1	11,400,000
Plainfield I	December 22, 2003	1	15,700,000

Total		13	$151,200,000

        The following table summarizes the Company's acquisitions all of which occurred in 2003.

Bridgestone/Firestone Distribution Center

        The Bridgestone/Firestone facility is a single-tenant, newly constructed industrial building with 756,000 square feet of leasable space. Prior to the end of the seventh year of the initial lease, Bridgestone/Firestone North American Tire, LLC has the option to require the Company to build out the additional 250,000 square feet of expansion space. Upon completion of the build out, the tenant would be required to lease the entire facility for at least five additional years from the expansion commencement date. The total cost of the Bridgestone/Firestone facility (including an acquisition fee of $705,000 payable to our Advisor) was approximately $24.5 million.

Chickasaw Distribution Center

        The Chickasaw buildings are part of a master planned industrial park called Chickasaw Distribution Center located in Memphis, Tennessee. Combined these buildings provide approximately 392,000 of rentable square feet. The cost of the facilities was approximately $14.8 million (including an acquisition fee of $428,000 payable to our Advisor).

Rancho Technology Park

        The Rancho Technology Park facility is a newly constructed distribution facility with 201,493 square feet of leasable space. This building is located in the westernmost segment of the Inland Empire, an industrial sub-market of Los Angeles. The cost of the Rancho Facility (including an acquisition fee of $297,795 payable to our Advisor) was approximately $10.4 million. These costs include certain escrow amounts related to the newly negotiated lease with Ozburn-Hessey Logistics, LLC totaling approximately $525,000, which primarily represent amounts to be paid for tenant finish and leasing commissions.

Mallard Lake Distribution Center

        The Company acquired the Mallard Lake Distribution Center, a 222,122 square foot distribution facility located in a business park in Hanover Park, Illinois, a sub-market of Chicago. The facility is fully leased to Iron Mountain Inc., an international information storage, management and protection services company. The total cost of Mallard Lake (including an acquisition fee of approximately $330,000 payable to our Advisor) was approximately $11.4 million.

West by Northwest Business Center

        The Company acquired an 189,467 square foot industrial distribution building in the West by Northwest Business Center. The West by Northwest Business Center is located in Houston's northwest submarket and was developed by the Opus Group of Companies during 1997. The total cost of West by Northwest (including an acquisition fee of approximately $248,000 payable to our Advisor) was approximately $8.6 million of which $290,000 is being held in escrow for future tenant improvements.

Park West Distribution Facilities

        The Company acquired three distribution facilities totaling 470,957 rentable square feet collectively referred to as Park West, located in Hebron, Kentucky, a submarket of Cincinnati. The Company purchased the buildings from Industrial Development International Inc. ("IDI"), a national developer of industrial properties. The total cost of Park West (including an acquisition fee of approximately $727,500 payable to our Advisor) was approximately $25.1 million.

Pinnacle Industrial Center

        The Company acquired the Pinnacle Industrial Center, comprised of two buildings totaling approximately 730,000 square feet located in Dallas, Texas from Pinnacle Industrial Center Limited Partnership, an affiliate of IDI. The total cost of Pinnacle (including an acquisition fee of approximately $849,000 payable to our Advisor) was approximately $29.3 million.

DFW Trade Center

        The Company acquired the DFW Trade Center ("DFW"), a 253,000 square foot distribution facility located in Dallas, Texas. The Company purchased the building from DFW Trade Center III Limited Partnership, an affiliate of IDI. The total cost of DFW (including an acquisition fee of approximately $330,000 payable to our Advisor) was approximately $11.4 million.

Plainfield I Distribution Center

        The Company purchased a 442,129 square foot distribution facility located in Plainfield, Indiana, a submarket of Indianapolis. The Company purchased the building from Plainfield I Industrial Center, LLC, an affiliate of Pizzuti Development Company, a national developer of industrial properties. The total cost of Plainfield I (including an acquisition fee of approximately $453,210 payable to our Advisor) was approximately $15.7 million.

Pro Forma Financial Information

        The following unaudited pro forma financial information is presented as if the Company had acquired these properties as of the beginning of the periods presented. As these acquisitions are assumed to have been made on January 1, 2002, the shares outstanding as of December 31, 2003 are assumed to have been sold as of January 1, 2002 for purposes of calculating per share information. This information is presented based on historical information and as such no pro forma adjustments were made for those properties that were acquired with no operating history such as the Nashville Facility and the Rancho Technology Park. The information is presented for illustrative purposes only and may not be indicative of the results that actually would have occurred if the acquisitions had been in effect on the dates indicated or which may be obtained in the future.

	2003	2002
Revenue	$10,089,484	$7,068,031
Operating expenses	$2,307,331	$2,131,921
Depreciation	$5,002,721	$4,859,051
Net income (loss)	$182,059	$(2,095,808)
Net income (loss) per share—basic and diluted	$0.02	$(0.17)
Shares outstanding:
Basic	12,470,400	12,470,400
Diluted	12,490,400	12,490,400

Note 4—Leasing Activity

        Future minimum base rental payments due under non-cancelable leases in effect as of December 31, 2003, were as follows:

Year ending December 31,—
2004	$12,359,129
2005	11,598,124
2006	10,922,308
2007	9,308,112
2008	7,599,151
Thereafter	25,309,419

Total	$77,096,243

        The schedule does not reflect future rental revenues from the renewal or replacement of existing leases and excludes property operating expense reimbursements. This schedule includes payments to be received under master lease agreements, however the receipt of these payments will be recorded as an adjustment to the basis of the property rather than rental revenue.

Note 5—Debt

        As of December 31, 2003 and 2002, debt consisted of the following:

	2003	2002
Senior secured, revolving credit facility, variable interest at LIBOR plus 1.125% to 1.500% (2.25% at December 31, 2003) or prime, at the election of the Company, due April 2004 (February 2007 as amended)	$1,000,000	$—
Company secured debt, interest rate of 5.0% at December 31, 2003, due February 2011	40,500,000	—

Total	$41,500,000	$—

        In October 2003, the Partnership entered into a $50 million secured revolving credit facility with Bank One. The Company guarantees the Partnership's obligations under the credit facility. The facility in place as of December 31, 2003 would have matured in April 2004, however, the facility has been amended and restated subsequent to year-end into a syndicated facility which matures in February 2007 (see note 17). Borrowings under the facility currently bear interest at either prime or, at the election of the Company, LIBOR plus 112.5 to 150.0 basis points, depending upon the level of leverage on the assets pledged to secure the facility, and is subject to an annual 25 basis point facility fee. As of December 31, 2003, one asset, with a cost of approximately $11.4 million is pledged to secure this facility. Monthly debt service payments on the facility are interest only. The Company uses the facility principally for the acquisition of properties and for general working capital requirements. The total amount available under the credit facility fluctuates based upon the borrowing base, as defined in the agreement governing the credit facility, generally based upon the value of the properties pledged to secure the facility. This facility contains various covenants including financial covenants regarding net worth, interest and fixed charge coverages and consolidated leverage. The Company and the Partnership were in compliance with all of these covenants at December 31, 2003.

        In December 2003, the Partnership entered into $40.5 million of fixed rate, non-recourse debt with a maturity of February 2011. The debt bears interest at a fixed rate of 5% per annum and requires equal monthly principal and interest payments commencing in February 2004. The secured debt is secured by deeds of trust on six properties in two states with an aggregate book value of approximately $67 million as of December 31, 2003. The secured debt has various covenants. The Company and the Partnership were in compliance with all of these covenants at December 31, 2003.

Note 6—Public Offering

        In April 2002, the Company sold 200 shares of common stock, $0.01 par value, to an affiliate of the Advisor at a price of $10 per share. On April 15, 2002, the Company filed the Registration Statement with the Securities and Exchange Commission covering a public offering of its common stock. The Registration Statement was declared effective on July 17, 2002. The Company's common stock is currently being offered at a price of $10 per share on a 200,000 share minimum, 25,000,000 share maximum, best-efforts basis. The Registration Statement also covers up to 4,000,000 shares available pursuant to the Company's distribution reinvestment plan and up to 1,000,000 shares issuable upon the exercise of warrants that may be sold to broker-dealers participating in the offering. Until the Company received subscriptions covering at least 200,000 shares from at least 100 non-affiliated investors, offering proceeds were required to be held in escrow. The escrow conditions were satisfied on February 10, 2003, at which time 226,567 shares of common stock were issued to investors. As of December 31, 2003, approximately 12,470,400 shares of common stock were outstanding.

Note 7—Private Placement Memorandum

        The Company has developed certain transaction structures that are designed to provide investors that own real property, either directly or indirectly through a limited liability company or limited partnership, with the opportunity to receive limited partnership units in the Partnership ("DCX Units") in exchange for their direct or indirect interest in such real property on a tax-deferred its basis. Each of the transaction structures involves an exchange of the property then owned directly or indirectly by the investor by its direct owner for a replacement property identified by the Company in a like-kind exchange under either or both of Sections 1031 and 721 of the Internal Revenue Code.

        The Partnership's issuance of DCX Units in exchange for direct or indirect interest in real property may provide certain investors with the opportunity to complete a real estate transaction and defer their Federal tax liability on any gain he or she would otherwise recognize on an exchange of such interest directly for shares of the Company's common stock or cash until such time as the investor redeems his or her DCX Units for shares of the Company's common stock, or at the option of the Company, for cash. Each DCX Unit is intended to be the substantial economic equivalent of one share of the Company's common stock.

        The Partnership will pay certain up-front fees and reimburse certain related expenses to the Advisor, Dealer Manager and Dividend Capital Exchange Facilitators LLC (the "Facilitator") for raising capital through such transactions. The Advisor is obligated to pay all of the offering and marketing related costs associated with the private placement; however, the Partnership is obligated to reimburse the Advisor for such costs not to exceed 2% of the gross proceeds raised through this Private Placement. In addition, the Partnership is obligated to pay the Dealer Manager a dealer manager fee of up to 1.5% of gross proceeds raised and a commission of up to 5% of gross proceeds raised through this Private Placement. The Dealer Manager may re-allow such commissions to the affecting broker dealers. The Partnership pays an intellectual property licensing fee to the Facilitator of up to 1.5% of gross proceeds raised through this Private Placement (see footnote 13).

        During December 2003, the Company sold three separate undivided interests in one of our buildings referred to as Chickasaw. The Company has effectively leased back the undivided interests sold to the unrelated third parties and the lease agreement provides for a purchase option whereby the Company may purchase each undivided interest after a certain period of time in exchange for DCX Units. The proceeds received from the sale of these undivided interests totaled in aggregate, $2,695,696, which is included in financing obligation in the accompanying consolidated balance sheets pursuant to SFAS No. 98 "Accounting for Leases." Additionally, in accordance with SFAS No. 98, a portion of the rental payments made to third parties under the lease agreement must be recognized as interest expense using the interest method.

        As of December 31, 2003, the Company had incurred approximately $13,600 related to the rent due under the lease agreement with these third party investors. Such amounts were included in interest expense in the accompanying consolidated statements of operations. The following table sets forth the five year, future minimum rental payments due to third parties under this lease agreement:

The Year Ended December 31,
2004	$289,413
2005	333,775
2006	366,252
2007	366,252
2008	366,252
Thereafter	2,109,950

Total	$3,831,894

        The Partnership paid approximately $267,000 to the Advisor and other affiliates for affecting these transactions, which is included in other assets in the consolidated balance sheets. If the Partnership elects to exercise its right to purchase back the undivided interests in exchange for the issuance of DCX Units, the unamortized up-front fees and expense reimbursements paid to affiliates will be treated as selling cost and will reduce owners' equity.

Note 8—Subscription for Common Shares

        The initial proceeds of the offering were held in escrow until subscriptions for at least 200,000 shares were received from at least 100 non-affiliated investors. These requirements were met on February 10, 2003, and at such time 226,567 of common shares were issued to investors. As specified in the Prospectus, the net proceeds from the sale of the common stock securities were transferred to the Partnership on a one-for-one basis for limited partnership units.

Note 9—Shareholders' Equity

Preferred Shares

        The board of directors, through the articles of incorporation, has the authority to authorize the issuance of 50,000,000 preferred shares of any class or series. The rights and terms of such preferred shares will be determined by the board of directors. However, the voting rights of preferred shareholders shall never exceed the voting rights of common shareholders. As of December 31, 2003 and 2002, the Company had no outstanding shares of preferred stock.

Shares-in-Trust

        The board of directors, through the articles of incorporation, has the authority to authorize the issuance of shares-in-trust which are shares that are automatically exchanged for common or preferred shares as a result of an event that would cause an investor to own, beneficially or constructively, a number of shares in excess of certain limitations. As of December 31, 2003 and 2002, the Company had no outstanding shares-in-trust.

Common Shares

        The holders of common stock are entitled to one vote per share on all matters voted on by shareholders, including election of the Company's directors. The articles of incorporation do not provide for cumulative voting in the election of directors. Therefore, the holders of the majority of the outstanding common shares can elect the entire board of directors. Subject to any preferential rights of any outstanding series of preferred stock and to the distribution of specified amounts upon liquidation with respect to shares-in-trust, the holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to shareholders. All shares issued in the Company's public offering will be fully paid and non-assessable shares of common stock. Holders of shares of common stock will not have preemptive rights. As of December 31, 2003 and 2002, the Company had 12,470,400 and 200 shares of common stock outstanding, respectively.

Note 10—Minority Interest

        Minority interest consists of the following as of December 31, 2003 and 2002:

Limited partnership units	$—
Limited partnership special units	1,000

Total	$1,000

Limited Partnership Units

        At December 31, 2003, the Partnership was approximately 99.9% owned by the Company and 0.1% by the Advisor. Limited partnership units are redeemable at the option of the unit holder. The Partnership has the option of redeeming the limited partnership units with cash or with common shares. At inception (April 12, 2002) the Partnership issued 20,000 limited partnership units to the Advisor for gross proceeds of $200,000. The allocation of net loss to the limited partnership unit holders for the period ended December 31, 2002, had reduced the minority interest balance to zero. The excess loss attributable to the minority interest, $11,638, will be applied to future income attributable to the minority interest.

Limited Partnership Special Units

        During the third quarter of 2002, the Partnership issued 10,000 Special Units to an affiliate of the Advisor for consideration of $1,000. The holders of Special Units do not participate in the profits and losses of the Partnership. Amounts distributable to the holder of the Special Units will depend on operations and the amount of net sales proceeds received from property dispositions or upon other events. In general, after holders of regular partnership interests have received cumulative distributions, in the aggregate, equal to their capital contributions plus a 7% cumulative non-compounded annual pre-tax return on their net contributions, the holder of the Special Units and the holders of regular partnership interests will receive 15% and 85%, respectively, of the net sales proceeds received by the Partnership upon the disposition of the Partnership's assets.

Note 11—Stock Option Plans and Warrants

Stock Option Plans

        The Company has adopted an independent director stock option plan which it will use in an effort to attract and retain qualified independent directors (the "Independent Director Option Plan"). The Company granted non-qualified stock options to purchase 10,000 shares to each independent director pursuant to the Independent Director Option Plan upon the sale of 200,000 shares in the Company's initial offering, which occurred in February 2003. In addition, the Company intends to issue options to purchase 5,000 shares to each independent director then in office on the date of each annual shareholder's meeting. A total of 300,000 shares are authorized and reserved for issuance under the Independent Director Option Plan. Options may not be granted under the Independent Director Option Plan at any time when the grant would cause the total number of options outstanding under the Independent Director Option Plan and the Employee Option Plan to exceed 10% of the Company's issued and outstanding shares. The exercise price for options to be issued under the Independent Director Option Plan shall be the greater of (1) $12 per share or (2) the fair market value of the shares on the date they are granted. As of December 31, 2003, there were 40,000 options outstanding under the Independent Director Option Plan. There were no options outstanding during 2002.

        The Company has adopted an employee stock option plan (the "Employee Option Plan"). The Employee Option Plan is designed to enable the Company, the Advisor and the Property Manager to obtain or retain the services of employees (not to include any person who is a sponsor or affiliate of Dividend Capital Trust) considered essential to the Company's long-term success and the success of the Advisor and the Property Manager by offering such employees an opportunity to participate in the growth of the Company through ownership of its shares. The Employee Option Plan will be administered by the Compensation Committee, which is authorized to grant "non-qualified" stock options (the "Employee Options") to selected employees of the Advisor and the Property Manager. Employee Options may not be granted under the Employee Option Plan at any time when the grant would cause the total number of options outstanding under the Employee Option Plan and the Independent Director Option Plan to exceed 10% of the Company's issued and outstanding shares. The exercise price for the Employee Options shall be the greater of (1) $11 per share or (2) the fair market value of the shares on the date the Employee Option is granted. A total of 750,000 shares are authorized and reserved for issuance under the Employee Option Plan. The Compensation Committee shall set the term of the Employee Options at its discretion, which shall not exceed ten years. The Compensation Committee shall set the period during which the right to exercise an Employee Option vests. No Employee Option may be issued or exercised, however, if such issuance or exercise would jeopardize the Company's status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under the Company's articles of incorporation. In addition, no Employee Option may be sold, pledged, assigned or transferred by an employee in any manner other than by will or the laws of descent or distribution. As of December 31, 2003 and 2002, there were no options outstanding under the Employee Option Plan.

Stock Warrants

        The Company will issue to the Dealer Manager one soliciting dealer warrant for $.001 for every 25 shares sold during the offering period subject to a maximum of 1,000,000 soliciting dealer warrants. These warrants, as well as the shares issuable upon their exercise, have been registered as part of the Company's initial offering. The Dealer Manager may retain or re-allow these warrants to broker-dealers participating in the initial offering, unless such issuance of soliciting dealer warrants is prohibited by either federal or state securities laws. The holder of a soliciting dealer warrant will be entitled to purchase one share from the Company at a price of $12 per share during the period beginning on the first anniversary of the effective date of the offering (July 17, 2002) and ending five years after the effective date of the offering (July 16, 2007). Subject to certain exceptions, a soliciting dealer warrant may not be transferred, assigned, pledged or hypothecated for a period of one year following the effective date of this offering. Exercise of the soliciting dealer warrants is governed by the terms and conditions detailed in the warrant purchase agreement. As of December 31, 2003 and 2002, no warrants had been issued.

Note 12—Dividends

        The Company's Board of Directors announces the following quarter's annualized dividend before the first day of the quarter. The Company will calculate its dividends based upon daily record and dividend declaration dates so investors will be eligible to earn dividends immediately upon purchasing shares. The Company intends to accrue and pay dividends on a quarterly basis.

        The following table sets forth the dividends declared by our Board of Directors and the dividends that have been paid to date:

Quarter	Amount Declared(1)	Date Paid
2nd Quarter-2003	$0.1558	July 15, 2003
3rd Quarter-2003	$0.1575	October 15, 2003
4th Quarter-2003	$0.1575	January 15, 2004
1st Quarter-2004	$0.1591	April 15, 2004(2)

(1)
Assumes share was owned for the entire quarter

(2)
Anticipated payment date

        Distributions to shareholders are characterized for federal income tax purposes (which differs from GAAP), as ordinary income, capital gains, non-taxable return of capital or a combination of the three. Distributions that exceed the Company's current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital for tax purposes rather than a dividend and reduce the shareholders' basis in the common shares. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholders' basis in the common shares, it will generally be treated as a gain from the sale or exchange of that shareholder's common shares. The Company annually notifies shareholders of the taxability of distributions paid during the preceding year.

        The following summarizes the taxability of distributions on common shares for the year ended December 31, 2003:

Per Common Share:
Ordinary Income	39.8%
Capital Gains	0.0%
Return of Capital	60.2%

Total	100.0%

Note 13—Related Party Transactions

Advisory Agreement

        The Company has entered into the Advisory Agreement with the Advisor pursuant to which the Company will pay certain acquisition and asset management fees to the Advisor. The Advisor is considered a related party as certain indirect owners and employees of the Advisor serve as executives of the Company. The amount of such acquisition fees shall equal up to 3% of the aggregate purchase price of all properties acquired by the Company up to a cumulative amount of $170 million. The Company will pay an amount equal to 1% of the purchase price to the Advisor for all acquisitions made after acquiring the initial $170 million in properties. The Company will pay the Advisor an asset management fee equal to 0.75% per annum of the total value of the properties owned by the Company in excess of $170 million.

        The Company will be responsible for the payment of all organization and offering expenses not to exceed 3% of the initial $100 million gross offering proceeds and up to 2% of gross offering proceeds thereafter. The Advisor has incurred approximately $12.5 million of organization and offering expenses as of December 31, 2003 of which the Company has reimbursed the Advisor approximately $3.3 million. If the Company is not successful in raising additional amounts of equity proceeds, no additional amounts will be payable by the Company.

        The Advisor is obligated to reimburse the Company for the amount by which operating expenses (as defined in the Advisory Agreement) of the Company exceed the greater of 2% of Average Invested Assets or 25% of Net Income (as such terms are defined in the Advisory Agreement) for a twelve-month period to be measured each fiscal quarter (the "2%/25% Guidelines). If in any twelve month period the operating expenses of the Company exceed the 2%/25% Guidelines, the Advisor will have an obligation to reimburse the Company for such excess, subject to certain conditions. If the Independent Directors find that such expenses were justified based on any unusual and nonrecurring factors which they deem sufficient, the Advisor may be reimbursed in future periods for the full amount or any portion of such excess expense, but only to the extent that such reimbursement would not cause the Company's operating expense to exceed the 2%/25% Guidelines in any such year. As of December 31, 2003, the Company's operating expenses did not exceed the 2%/25% Guideline.

Dealer Manager Agreements

        The Company has entered into a dealer manager agreement with the Dealer Manager pursuant to which the Company will pay up to 2.5% of the initial $100 million of gross offering proceeds and up to 2% of gross proceeds raised thereafter to the Dealer Manager as compensation for managing the offering. The Dealer Manager may re-allow a portion of such fees to broker-dealers who participate in the offering. The Company will also pay a 7% sales commission on the initial $100 million of gross offering proceeds and up to 6% thereafter. The Dealer Manager has indicated that all of the sales commissions are expected to be paid to participating broker-dealers who are responsible for effecting sales.

        The Company has also entered into a dealer manager agreement with the Dealer Manager pursuant to which the Company will pay up to 1.5% of the gross proceeds raised through the Partnership's Private Placement. The Company will also pay a sales commission up to 5.0% of the gross proceeds raised through the Private placement.

        As of December 31, 2003, the Company had paid the Dealer Manager approximately $11.1 million. The Company did not pay any commissions or dealer manager fees to the Dealer Manager during 2002.

Note 14—Comprehensive Income

        There are no adjustments necessary to net income (loss) as presented in the accompanying consolidated statement of operations to derive comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income.

Note 15—Income Taxes

        During 2002, the Company was taxed as a C corporation for federal and state purposes. For 2002, the Company recognized nominal taxable income and was obligated to pay a nominal amount of federal and state income tax. During 2003, the Company operated and expects to continue to operate in a manner to meet all the requirements to qualify for REIT status and will make an election under Internal Revenue Code Section 856 for the taxable year ended December 31, 2003. In order for a former C corporation to elect to be a REIT, it must distribute 100% of its C corporation earnings and profits and agree to be subject to federal tax at the corporate level to the extent of any subsequently recognized built-in gains within a ten year period. The Company does not anticipate that it will have any built-in gains at the time of it's conversion to REIT status. As a REIT, the Company generally will not be subject to federal income taxation at the corporate level to the extent it distributes annually 100% of its REIT taxable income, as defined in the Internal Revenue Code, to its shareholders and satisfies other requirements. No provision has been made for federal income taxes in the accompanying consolidated financial statements.

Note 16—Commitments and Contingencies

        In connection with our private placement memorandum (see note 7), the Company has and may continue to enter into a series of transactions whereby DCX Units may ultimately be issued. During December 2003, the Company sold, through three transactions, certain undivided interests in one of our buildings referred to as Chickasaw. The Company has effectively leased back the undivided interests sold to the unrelated third parties and the lease agreement provides for a purchase option whereby the Company may purchase the undivided interest after a certain period in exchange for DCX Units, or at the option of the Company, cash.

Note 17—Subsequent Event

        On February 10, 2004, the Company amended and restated the Credit Facility to facilitate its syndication among a bank group led by Bank One, NA as administrative agent and lead arranger. Compass Bank, Keybank National Association and U.S. Bank National Association also extended commitments under the facility. The amendment increased the commitment under the facility to $82.5 million with provisions that could increase the facility to $200 million. In addition, the credit facility's maturity date was extended to February 10, 2007.

Note 18—Quarterly Results (Unaudited)

        The following table presents selected unaudited quarterly financial data for each quarter during the year ended December 31, 2003:

	For the Quarter Ended
					For the Year Ended December 31, 2003
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Rental revenue	$—	$117,596	$842,519	$1,328,959	$2,289,074
Other income	834	39,088	10,828	366,633	417,383

Total income	834	156,684	853,347	1,695,592	2,706,457
Rental expenses	—	—	88,978	277,672	366,650
Depreciation and amortization expense	—	68,604	359,787	766,939	1,195,330
Interest expense	—	26,278	137,985	221,161	385,424
General and administrative expenses	72,450	33,258	117,787	188,453	411,948

Net income (loss)	$(71,616)	$28,544	$148,810	241,367	347,105

Earnings (loss) per common share:
Basic and diluted	$(0.27)	$0.02	$0.03	$0.03	$0.09

Basic common shares outstanding	261,496	1,809,351	4,393,069	9,356,610	3,987,429
Diluted common shares outstanding	261,496	1,829,351	4,413,069	9,376,610	4,007,429

        The following table presents selected unaudited quarterly financial data for each quarter during the period ended December 31, 2002:

	For the Quarter Ended June 30, 2002	For the Quarter Ended September 30, 2002	For the Quarter Ended December 31, 2002	For the Period Ended December 31, 2002
Net loss before minority interest	$(13,300)	$(17,500)	$(181,912)	$(212,712)
Minority interest	—	—	200,000	200,000

Net income (loss)	$(13,300)	$(17,500)	$18,088	$(12,712)

Earnings (loss) per common share:
Basic and diluted	$(66.50)	$(87.50)	$90.44	$(63.56)
Basic common shares outstanding	200	200	200	200
Diluted common shares outstanding	200	200	200	200

        The Company allocated minority interest for the entire period from inception (April 12, 2002) to December 31, 2002 in the quarter ended December 31, 2002 based on additional information obtained throughout the period. If minority interest was allocated each quarter, the Company would have realized a $12,404 loss, or $62.02 per share during the quarter ended December 31, 2002.

Independent Auditors' Report on Schedule

The Board of Directors
Dividend Capital Trust Inc.:

        Under date of February 10, 2004, we reported on the consolidated balance sheets of Dividend Capital Trust Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended December 31, 2003 and the period from inception (April 12, 2002) to December 31, 2002, which are included in the Company's annual report on Form 10-K for the year ended December 31, 2003. In connection with our audits of the aforementioned financial statements, we also audited the related schedule III. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audits.

        In our opinion, such schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Denver, Colorado
February 10, 2004

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2003

				Initial Cost to Company			Gross Amount Carried at 12/31/2003
						Costs Capitalized Subsequent to Acquisition
Property	Location	No. of Bldgs	Encumbrances	Land	Building & Improvements(a)		Land	Building & Improvements(a)	Total Costs	Accumulated Depreciation	Acquisition Date
Nashville	Nashville, TN	1	$—	2,544,999	21,938,672	—	2,544,999	21,938,672	24,483,671	(480,224)	06/09/03
Chickasaw	Memphis, TN	2	—	1,140,561	13,779,870	—	1,140,561	13,779,870	14,920,431	(359,926)	07/22/03
Rancho	Rancho Cucamonga, CA	1	—	2,789,574	7,002,354	—	2,789,574	7,002,354	9,791,928	(79,393)	10/16/03
Mallard Lake	Hanover Park, IL	1	1,000,000	2,561,328	8,808,242	—	2,561,328	8,808,242	11,369,570	(54,861)	10/29/03
West by Northwest	Houston, TX	1	—	1,033,352	7,563,574	—	1,033,352	7,563,574	8,596,926	(71,334)	10/30/03
DFW	Dallas, TX	1	6,860,760	980,666	10,381,628	—	980,666	10,381,628	11,362,294	(31,208)	12/15/03
Pinnacle	Dallas, TX	2	17,778,723	1,587,762	27,838,070	—	1,587,762	27,838,070	29,425,832	(62,870)	12/15/03
Park West	Cincinnati, OH	3	15,860,517	3,348,000	22,893,585	—	3,348,000	22,893,585	26,241,585	(46,692)	12/15/03
Plainfield	Plainfield, IN	1	—	1,394,147	14,259,728	—	1,394,147	14,259,728	15,653,875	(26,254)	12/22/03

GRAND TOTAL		13	$41,500,000	17,380,389	134,465,723	—	17,380,389	134,465,723	151,846,112	(1,212,762)

  (a)
  Included in Building & Improvements are $14,402,878 of intangible lease assets.

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SUPPLEMENT NO. 1, DATED APRIL 7, 2004 TO THE PROSPECTUS DATED MARCH 5, 2004 OF DIVIDEND CAPITAL TRUST INC.
  INVESTMENT RISKS
  REAL ESTATE RISKS
  RISKS ASSOCIATED WITH OUR OPERATING PARTNERSHIP'S PRIVATE PLACEMENT
  FEDERAL INCOME TAX RISKS
  RETIREMENT PLAN RISKS
Independent Auditors' Report
Dividend Capital Trust Inc. and Subsidiary Consolidated Balance Sheets December 31, 2003 and 2002
Dividend Capital Trust Inc. and Subsidiary Consolidated Statements of Operations
Dividend Capital Trust Inc. and Subsidiary Consolidated Statements of Shareholders' Equity (Deficit) For the Year Ended December 31, 2003 and for the Period From Inception (April 12, 2002) to December 31, 2002
Dividend Capital Trust Inc. and Subsidiary Consolidated Statements of Cash Flows
Dividend Capital Trust Inc. and Subsidiary Notes to Consolidated Financial Statements
Independent Auditors' Report on Schedule
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION December 31, 2003